UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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⊠   Definitive Proxy Statement
☐   Definitive Additional Materials
☐   Soliciting Material Pursuant to Section 240.14a-12

NATURAL GAS SERVICES GROUP, INC.   .
(Name of Registrant as Specified in its Charter)

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NATURAL GAS SERVICES GROUP, INC.
508 West Wall Street, Suite 550
Midland, Texas 79701

Important Notice Regarding the Availability of Proxy Materials for the
Stockholder Meeting to Be Held on June 16, 2009

The proxy statement and annual report to security holders are available at
www.proxyvote.com.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on June 16, 2009

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Natural Gas Services Group, Inc., a Colorado corporation (the "Company"), will be held at the Hilton Hotel, 117 West Wall Street, Midland, Texas 79701 on June 16, 2009 at 9:00 a.m., Central Time, for the purpose of considering and voting upon proposals:

- To elect two Directors to serve until the Annual Meeting of Shareholders to be held in 2012, or until their successors are elected and qualify;

- To approve the Company's 2009 Restricted Stock/Unit Plan;

- To amend the Company's 1998 Stock Option Plan to increase the number of shares authorized for issuance thereunder from 550,000 to 750,000 shares of common stock.

- To ratify the reappointment of Hein & Associates LLP as the Company's independent registered public accounting firm for 2009; and

- To transact such other business as may properly be presented at the meeting or at any adjournment(s) of the meeting.

Only shareholders of record at the close of business on April 27, 2009 are entitled to notice of and to vote at the meeting and at any adjournment(s) of the meeting.

Our Board of Directors recommends that you vote **FOR** the (i) election of the director nominees named in this proxy statement, (ii) approval of the 2009 Restricted Stock/Unit Plan, (iii) amendment to increase the number of shares of common stock authorized for issuance under the 1998 Stock Option Plan from 550,000 to 750,000 shares, and (iv) the ratification of the appointment of Hein & Associates LLP as our independent registered public accounting firm for 2009.

We cordially invite you to attend the meeting. To ensure your representation at the meeting, please vote promptly even if you plan to attend the meeting. Voting now will not prevent you from voting in person at the meeting if you are a stockholder of record and wish to do so.


BY ORDER OF THE BOARD OF DIRECTORS

/s/ Stephen C. Taylor
Stephen C. Taylor

Chairman of the Board, President and
Chief Executive Officer


Midland, Texas
May 4, 2009

NATURAL GAS SERVICES GROUP, INC.

508 West Wall Street, Suite 550
Midland, Texas 79701

PROXY STATEMENT
FOR THE
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 16, 2009

GENERAL

We are providing this proxy statement to you as part of a solicitation by the Board of Directors of Natural Gas Service Group, Inc. for use at our 2009 Annual Meeting of Shareholders and at any adjournment or postponement that may take place. We will hold the meeting the Hilton Hotel, 117 West Wall Street, Midland, Texas 79701 on June 16, 2009 at 9:00 a.m., Central Time.

We are taking advantage of Securities and Exchange Commission, or SEC, rules that allow us to deliver our proxy materials to our shareholders on the Internet. Under these rules, we are sending most of our shareholders a two-page notice regarding the Internet availability of proxy materials instead of a full set of proxy materials. If you receive this two-page notice, you will not receive printed copies of the proxy materials unless you specifically request them. Instead, this notice tells you how to access and review on the Internet all of the important information contained in the proxy materials. This notice also tells you how to submit your proxy card on the Internet and how to request to receive a printed copy of our proxy materials.

We expect to mail, or provide notice and electronic delivery of, this proxy statement and accompanying proxy card to shareholders beginning on or about May 4, 2009.

TABLE OF CONTENTS

iv

**QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS
AND THE MEETING**

Q: **Why am I receiving these materials?**

A:
Our Board is providing these proxy materials to you in connection with our 2009 Annual Meeting of Shareholders, which will take place on Tuesday, June 16, 2009. As a shareholder on the record date for the meeting, you are invited to attend the meeting. We also encourage you to vote on the matters described in this proxy statement.

Q: **What information is contained in these materials?**

A:
This proxy statement includes information about the nominees for director and the other matters to be voted on at the meeting. The proxy statement also includes information about the voting process and requirements, the compensation of directors and some of our executive officers, and certain other required information.

Q:
What can I vote on at the meeting?

A:
There are four matters to be voted on at the meeting:

1. To elect two Directors to serve until the Annual Meeting of Shareholders to be held in 2012, or until their successors are elected and qualify;

2. To approve the Company's 2009 Restricted Stock/Unit Plan;

3. To amend the Company's 1998 Stock Option Plan to increase the number of shares authorized for issuance thereunder from 550,000 to 750,000 shares of common stock; and

4. To ratify the reappointment of Hein & Associates LLP as our independent registered public accounting firm for 2009.

Q: **How does the Board recommend that I vote on each of the matters?**

A:
Our Board recommends that you vote **FOR** each of the director nominees, the approval of the 2009 Restricted Stock/Unit Plan, the amendment to increase the number of authorized shares of common stock under our 1998 Stock Option Plan from 550,000 to 750,000 shares, and the ratification of the appointment of Hein & Associates LLP as our independent registered public accounting firm for 2009.

Q: **Why did I receive a two-page notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?**

A:
We are taking advantage of SEC rules that allow us to deliver proxy materials to our shareholders on the Internet. Under these rules, we are sending most of our shareholders a two-page notice regarding the Internet availability of proxy materials instead of a full set of proxy materials. If you receive this two-page notice, you will not receive printed copies of the proxy materials unless you specifically request them. Instead, this notice tells you how to access and review on the Internet all of the important information contained in the proxy materials. This notice also tells you how to submit your proxy card on the Internet and how to request to receive a printed copy of our proxy materials. Shareholders may also request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Q: **Can I receive next year's proxy materials by email?**

A:
Yes. All shareholders who have active email accounts and Internet access may sign up for email delivery of shareholder materials. To sign up, go to *www.proxyvote.com* and click on "Electronic Enrollment." If you have multiple registered or beneficial accounts, you need to enroll for each account. If you elect to receive proxy materials by email, we will not mail you any proxy-related materials next year. Your enrollment in the email program will remain in effect as long as your account remains active or until you cancel it.

Q: **Who is entitled to vote at our annual meeting of shareholders?**

A:
Holders of our outstanding common stock on April 27, 2009, are entitled to one vote per share on each of the items being voted on at the meeting. We refer to this date as the Record Date. On the Record Date, we had 12,093,833 shares of common stock outstanding. We have no other classes of stock outstanding.

Q: **What shares can I vote?**

A:
You can vote all shares you owned on the Record Date. These shares include (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a stockbroker, bank or other nominee.

Q: **What is the difference between holding shares as a shareholder of record and as a beneficial owner?**

A:
Most of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. There are some important distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered in your name with our transfer agent, Computershare, you are the shareholder of record for those shares and are receiving proxy-related materials directly from us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting.

Beneficial Owner

If your shares are held in a stock brokerage account, by a bank or other nominee (commonly referred to as being held in "street name") you are the beneficial owner of those shares. Your broker, bank or nominee is the shareholder of record and therefore has forwarded proxy-related materials to you as beneficial owner. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares and are also invited to attend the meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you obtain a signed proxy from your broker, bank or nominee giving you the right to vote the shares.

Q: **How do I vote if I am a shareholder of record (as described in the question and answer above)?**

A:
You can vote on the Internet or by telephone by following the instructions you received in the mail or by email. If you received a full printed set of our proxy materials in the mail, you can also vote by mail. Finally, you can vote in person at the meeting.

Q: **How do I vote if I am a beneficial owner (as described in the question and answer above)?**

A:
You can vote on the Internet or by telephone by following the instructions you received in the mail or by email. If you received a full printed set of our proxy materials in the mail, you can also vote by mail. You can vote in person at the meeting *only if you obtain a signed proxy from your broker, bank or nominee giving you this right*.

Q: **Can I change my vote or revoke my proxy?**

A:
Yes. You can change your vote or revoke your proxy at any time before the final vote at the meeting. You can do this by casting a later proxy through any of the available methods described in the questions and answers above. If you are a shareholder of record, you can also revoke your proxy by delivering a written notice of your revocation to our Corporate Secretary at our principal executive office at 508 West Wall Street, Suite 550, Midland, Texas 79701. If you are a beneficial owner, you can revoke your proxy by following the instructions sent to you by your broker, bank or other nominee.

Q: **What does it mean if I get more than one set of proxy-related materials?**

A:
It means you hold shares registered in more than one account. Follow the instructions in each set of proxy-related materials to ensure that all of your shares are voted.

Q: **What is the quorum requirement for the meeting?**

A:
For a "quorum" to exist at the meeting, shareholders holding a majority of the votes entitled to be cast by the shareholders entitled to vote generally must be present in person or represented by proxy at the meeting. There must be a quorum for any action to be taken at the meeting (other than adjournment or postponement of the meeting). If you submit a properly completed proxy, even if you abstain from voting, then your shares will be counted for purposes of determining the presence of a quorum.

If a broker indicates on a proxy that it lacks discretionary authority as to certain shares to vote on a particular matter, commonly referred to as "broker non-votes," those shares will still be counted for purposes of determining the presence of a quorum at the meeting.

Q: **What is the voting requirement to approve each of the matters?**

A:
Directors are elected by a plurality of the votes cast at the Annual Meeting. This means that the two nominees for election as Directors who receive the greatest number of votes cast in favor of their election will be elected to the Board of Directors. All other matters are approved if the votes cast in favor of the matter exceed the votes cast against the matter. If you are a beneficial owner and do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes for certain matters (as described in the question and answer immediately above). In tabulating the voting result for a proposal, shares that constitute broker non-votes are not considered as being entitled to vote on that proposal.

Q: **How can I vote on each of the matters?**

A:
In the election of directors, you may vote **For** or **Withhold** each individual nominee. For the other matters, you may vote **For** or **Against** the matter, or you may indicate that you wish to **Abstain** from voting on the matter.

Q: **How will the votes be counted?**

A:
Your shares will be voted according to your directions on your proxy. If you submit a proxy with no further instructions, your shares will be voted in accordance with the recommendations of our Board (**For** all director nominees named in this proxy statement, **For** the approval of the 2009 Restricted Stock/Unit Plan, **For** the amendment to the 1998 Stock Option Plan and **For** the ratification of the appointment of Hein & Associates LLP as our independent registered public accounting firm for 2009). If you **Withhold** your votes on the election of a director nominee, your vote will not be considered a vote cast with respect to that director's election and therefore will not be counted in determining the number of votes cast for that director. If you **Abstain** from voting on any of the other proposals, it will have the same effect as a vote **Against** that proposal.

Q: **Who will count the votes?**

A:
Broadridge, an international investor relations company, is assisting us with the voting of proxies for our annual meeting. Prior to the meeting, Broadridge will provide us with a tabulation of the votes cast prior to the meeting. We believe that Broadridge will use procedures that are consistent with Colorado law concerning the voting of shares, the determination of the presence of a quorum and the determination of the outcome of each matter submitted for a vote. In addition, we will appoint a voting inspector at the meeting to count and tabulate any votes cast at the meeting.

Q: **Who may attend the meeting?**

A:
All shareholders as of the Record Date may attend. Please bring to the meeting:

- *proof of ownership* such as: a copy of your proxy or voting instruction card; the two-page notice regarding the Internet availability of proxy materials you received in the mail; or a copy of a brokerage or bank statement showing your share ownership as of the Record Date; and

- *proof of identification* such as a valid driver's license or passport.

Q: **How will voting on any other business be conducted?**

A:
We do not expect any matters to be presented for a vote at the meeting other than the four matters described in this proxy statement. If you grant a proxy, either of the officers named as proxy holders, Stephen C. Taylor and Gene A. Strasheim, or their nominees or substitutes, will have the discretion to vote your shares on any additional matters that are properly presented for a vote at the meeting and at any adjournment or postponement that may take place. If, for any unforeseen reason, any of our nominees is not available as a candidate for director, the persons named as the proxy holder will vote your proxy for another candidate or other candidates nominated by our Board.

Q: **May I propose actions for consideration at next year's meeting of stockholders?**

A:
Yes. For your proposal to be considered for inclusion in our proxy statement for next year's meeting, we must receive your written proposal no later than December 29, 2009. If we change the date of next year's meeting by more than 30 days from the date of this year's meeting, then the deadline is a reasonable time before we begin to print and send our proxy materials. You should also be aware that your proposal must comply with SEC regulations regarding shareholder proposals.

Similarly, for you to raise a proposal (including a director nomination) from the floor at next year's meeting, we must receive a written notice of the proposal no later than March 14, 2010. If we change the date of next year's meeting by more than 30 days from the date of this year's meeting, then we must receive your written proposal at least 150 days before the date of next year's meeting for the proposal to be timely.

Q: **Who is paying for this proxy solicitation?**

A:
We will pay the cost of soliciting the proxies. In addition, our officers, directors and employees may solicit proxies or votes in person, by telephone or by email. These people will not be paid any additional compensation for these activities. We will send copies of proxy-related materials or additional solicitation materials to brokers, fiduciaries and custodians who will forward these materials to the beneficial owners of our shares. On request, we will reimburse brokers and other persons representing beneficial owners of shares for their reasonable expenses in forwarding these materials to beneficial owners.

HOUSEHOLDING OF PROXY MATERIALS

In an effort to reduce printing costs and postage fees, we have adopted a practice called "householding." Under this practice, shareholders who have the same address and last name and do not participate in email delivery of proxy-related materials will receive only one set of proxy-related materials unless one or more of these people notifies us that he or she wishes to continue to receive individual copies.

If you share an address with another shareholder and receive only one set of proxy-related materials and would like to request a separate copy for this year's annual meeting or for any future meetings, please: (1) call our Investor Relations contact at (432) 262-2700; (2) send an email message to kim.huckaba@ngsgi.com; or (3) mail your request to Natural Gas Services Group, Inc., 508 West Wall Street, Suite 550, Midland, Texas 79701, Attn: Investor Relations. Similarly, you may also contact us through any of these methods if you receive multiple copies of the materials and would prefer to receive a single copy in the future.

PROPOSAL 1 - ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes, each class to be as nearly equal in number as possible. At each annual meeting of shareholders, members of one of the classes, on a rotating basis, are elected for a three-year term. The authorized number of Directors is currently set at eight. Our current Directors are listed below by the year in which their terms expire:

Terms Expiring at the 2009 Annual Meeting	Terms Expiring at the 2010 Annual Meeting	Terms Expiring at the 2011 Annual Meeting
William F. Hughes, Jr.	Paul D. Hensley	Charles G. Curtis
Alan A. Baker	John W. Chisolm	Gene A. Strasheim
	Richard L. Yadon	Stephen C. Taylor

The terms of two current Directors, Messrs. Baker and Hughes, expire at the 2009 Annual Meeting of Shareholders.

Shareholders will be electing two Directors at the meeting. The Board is recommending Mr. Baker and Mr. Hughes for re-election to the Board of Directors to serve for three-year terms expiring at the annual meeting of shareholders in 2012.

The persons named in the enclosed form of proxy will vote the shares represented by such proxy for the election of the two nominees for Director named above unless other instructions are shown on the proxy card. If, at the time of the meeting, either of these nominees becomes unavailable for any reason, which is not expected, the persons entitled to vote the proxy will vote for such substitute nominee or nominees, if any, as they determine in their sole discretion, or we may reduce the size of the Board.

Biographical information for each person nominated as a Director, and for each person whose term of office as a Director will continue after the 2009 Annual Meeting, is set forth below.

Nominees for Directors for Terms to Expire in 2012

William F. Hughes, Jr.

William F. Hughes Jr., 56, has served as a Director since December 2003. Mr. Hughes has over 30 years experience in the engineering and construction industry as a Registered Civil Engineer and licensed building contractor. From 1974 to 1979, he served as an officer in the United States Air Force. From 1979 to 1986, he was a project design engineer for Cushman & Associates. From 1986 to 1996, he served as a Project Manager on a variety of public works and industrial construction projects. Since 1983, Mr. Hughes has been co- owner of The Whole Wheatery, LLC, a natural foods store located in Lancaster, California. Mr. Hughes holds a Bachelor of Science degree in Civil Engineering from the United States Air Force Academy and a Master of Science in Engineering from the University of California at Los Angeles.

Alan A. Baker

Alan A. Baker, 77, was appointed as a Director of Natural Gas Services Group in March 2006 to fill a vacancy on the Board of Directors and was first elected as a Director of Natural Gas Services Group at the 2006 annual meeting of shareholders. Mr. Baker has served as a consultant to Halliburton Company and previously served as President, Chairman and Chief Executive Officer of Halliburton Company's Energy Services Group, Houston, Texas, from 1991 until his retirement in 1995. Mr. Baker joined Halliburton Services in 1954 after graduating with a degree in Petroleum Engineering from Marietta College in Ohio. Mr. Baker has served Halliburton Services as Senior Vice President for U.S. Operations, Senior Vice President for International Operations and as President of the Vann Systems Division of Halliburton Company. Mr. Baker also served as a member of Halliburton's executive committee. Mr. Baker has served on the Boards of Noble Affiliates, National Gas and Oil, Crestar Energy of Canada and the Mid-Continent Oil and Gas Association. He is Trustee Emeritus of Marietta College and is a registered professional engineer.

The Board of Directors recommends that shareholders vote "for" each of the two nominees named above.

Continuing Directors Whose Terms Expire in 2010

Paul D. Hensley

Paul D. Hensley, 56, was appointed as a Director of Natural Gas Services Group in January 2005 and was first elected as a Director at the annual meeting of shareholders held in June 2005. Mr. Hensley currently serves as Senior Vice President - Technology of Natural Gas Services Group. He is the founder of and served as President and as a Director of our former subsidiary, Screw Compression Systems, Inc., from its inception in 1997 until it was merged into Natural Gas Services Group in June 2007. Mr. Hensley has over 30 years of industry experience.

John W. Chisholm

John W. Chisholm, 54, was appointed as a Director of Natural Gas Services Group in December 2006 to fill a vacancy created by expanding the size of the Board from seven to eight Directors and was first elected as a Director of Natural Gas Services Group at the annual meeting of shareholders held in June 2007. Mr. Chisholm is the founder of Wellogix, an oil and gas software company that develops software aimed at expediting the exchange of enterprise data and communication of complex engineered services. Mr. Chisholm has served on the Board of Directors of Flotek Industries, Inc. since 2002 and is a member of its Compensation Committee. Prior to founding Wellogix, Mr. Chisholm co-founded and served as President of ProTechnics Company from 1985 until its sale to

Core Laboratories in December of 1996. Mr. Chisholm served as Senior Vice President of Global Sales and Marketing of Core Laboratories until 1998, when he started Chisholm Energy Partners, an investment fund focused on mid-size energy service companies. Mr. Chisholm holds a Business Administration degree from Fort Lewis College in Colorado. He currently serves on the Editorial Advisory Board on Middle East Technology of the Oil & Gas Journal.

Richard L. Yadon

Richard L. Yadon, 50, has served as a Director since 2003. Mr. Yadon served as an advisor to the Board of Directors of Natural Gas Services Group from June 2002 to June 2003. Since 1981, Mr. Yadon has owned and operated Yadeco Pipe & Equipment. Since 1994, he has co-owned and served as President of Midland Pipe & Equipment, Inc. In April 2007, Mr. Yadon became the sole owner of Midland Pipe & Equipment, Inc. Yadeco Pipe & Equipment and Midland Pipe and Equipment, Inc. are engaged in the business of providing oil and gas well drilling and completion services and equipment to oil and gas producers conducting operations in Texas, New Mexico, Louisiana and Oklahoma. Since 1981, he has owned Yadon Properties, which owns and operates real estate in Midland, Texas. Mr. Yadon has 26 years of experience in the energy service industry.

Continuing Directors Whose Terms Expire in 2011

Charles G. Curtis

Charles G. Curtis, 75, has served as a Director of Natural Gas Services Group since April 2001. Since 2002, substantially all of Mr. Curtis' business activities have been devoted to managing personal investments. From 1992 until 2002, Mr. Curtis was the President and Chief Executive Officer of Curtis One, Inc., a manufacturer of aluminum and steel mobile stools and mobile ladders. From 1988 to 1992, Mr. Curtis was the President and Chief Executive Officer of Cramer, Inc., a manufacturer of office furniture. Mr. Curtis has a Bachelor of Science degree from the United States Naval Academy and a Master of Science degree in Aeronautical Engineering from the University of Southern California.

Gene A. Strasheim

Gene A. Strasheim, 68, has served as a Director of Natural Gas Services Group since 2003. From 2001 to 2004, Mr. Strasheim was a financial consultant to Skyline Electronics/Products, a manufacturer of circuit boards and large remotely controlled digital interstate highway signs. From 1992 to 2001, Mr. Strasheim was the Chief Financial Officer of Skyline Electronics/Products. From 1985 to 1992, Mr. Strasheim was the Vice President-Finance and Treasurer of CF&I Steel Corporation. Prior to that, Mr. Strasheim was the Vice President-Finance for two privately-held companies and was a partner with the public accounting firm of Deloitte Haskins & Sells. Mr. Strasheim has practiced as a certified public accountant in three states. Mr. Strasheim holds a Bachelor degree in Business from the University of Wyoming.

Stephen C. Taylor

Stephen C. Taylor, 55, has been President and Chief Executive Officer of Natural Gas Services Group since January 2005. He was elected as a Director of Natural Gas Services Group at the annual meeting of shareholders in June 2005. Effective January 1, 2006, Mr. Taylor was appointed Chairman of the Board of Directors. Immediately prior to joining Natural Gas Services Group, Mr. Taylor held the position of General Manager − US Operations for Trican Production Services, Inc. from 2002 through 2004. Mr. Taylor joined Halliburton Resource Management in 1976, becoming its Vice President − Operations in 1989. Beginning in 1993, he held multiple senior level management positions with Halliburton Energy Services until 2000 when he was elected Senior Vice President/Chief Operating Officer of Enventure Global Technology, LLC, a joint-venture deep water drilling technology company owned by Halliburton Company and Shell Oil Company. Mr. Taylor elected early retirement from Halliburton Company in 2002 to join Trican Production Services, Inc. Mr. Taylor holds a Bachelor of Science degree in Mechanical Engineering from Texas Tech University and a Master of Business Administration degree from the University of Texas at Austin.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Natural Gas Services Group's Board of Directors held four meetings in 2008. Each Director attended at least 75% of the total number of Board meetings held while such person was a Director. Each Director also attended at least 75% of all of the meetings held by all committees of the Board of Directors for which he served (during the periods that he served). The Board of Directors acts from time to time by unanimous written consent in lieu of holding a meeting.

Our non-management directors hold regularly scheduled executive sessions in which those directors meet without management participation. Generally, the Chairman of the Governance and Personnel Development Committee presides over these sessions. Charles G. Curtis is currently that Chairman.

We typically schedule a Board meeting in conjunction with our annual meeting of shareholders. Although we do not have a formal policy on the matter, we expect our Directors to attend each annual meeting, absent a valid reason, such as illness or an unavoidable schedule conflict. Last year, all of the individuals then serving as Directors attended our 2008 annual meeting of shareholders.

To assist it in carrying out its duties, the Board has delegated certain authority to four separately designated standing committees. These committees are described below.

Audit Committee

The primary functions of our Audit Committee include:

- assisting the Board in fulfilling its oversight responsibilities as they relate to our accounting policies, internal controls, financial reporting practices and legal and regulatory compliance;

- hiring independent registered public accounting firm;

- monitoring the independence and performance of our independent registered public accounting firm;

- maintaining, through regularly scheduled meetings, a line of communication between the Board, our financial management and independent registered public accounting firm; and

- overseeing compliance with our policies for conducting business, including ethical business standards.

The members of the Audit Committee are Gene A. Strasheim (Chairman), Charles G. Curtis and William F. Hughes, Jr. Our Board of Directors has determined that Gene A. Strasheim is qualified as an "audit committee financial expert" as that term is defined in the rules of the Securities and Exchange Commission.

Our common stock is listed for trading on the New York Stock Exchange. Under rules of the New York Stock Exchange, the Audit Committee is to be comprised of three or more Directors, each of whom must be independent. Our Board has determined that all of the members of the Audit Committee are independent, including Mr. Strasheim, as defined under the applicable rules and listing standards of the New York Stock Exchange, or "NYSE", and the Securities and Exchange Commission.

Any shareholder may obtain free of charge a printed copy of our Audit Committee Charter by sending a written request to Investor Relations, Natural Gas Services Group, Inc., 508 West Wall Street, Suite 550, Midland, Texas 79701. You can also view and print a copy of our Audit Committee Charter by clicking on the "Governance" tab at the Investor Relations page of our website at *www.ngsgi.com*.

The Audit Committee met four times during the last fiscal year.

8

Compensation Committee

The functions of our Compensation Committee include:

- assisting the Board in overseeing the management of our human resources;

- evaluating our Chief Executive Officer's performance and compensation;

- formulating and administering our overall compensation principles and plans; and

- evaluating management.

The Compensation Committee's policy is to offer the executive officers competitive compensation packages that will permit us to attract and retain individuals with superior abilities and to motivate and reward such individuals in an appropriate fashion in the long-term interests of Natural Gas Services Group and its shareholders. Currently, executive compensation is comprised of salary and cash bonuses and awards of long-term incentive opportunities in the form of stock options under our 1998 Stock Option Plan.

The members of the Compensation Committee are William F. Hughes, Jr. (Chairman), Alan A. Baker, John W. Chisolm and Richard L. Yadon.

Our Board has determined that all of the members of the Compensation Committee are independent, as defined under the applicable NYSE rules and listing standards.

Any shareholder may obtain free of charge a printed copy of our Compensation Committee Charter by sending a written request to Investor Relations, Natural Gas Services Group, Inc., 508 West Wall Street, Suite 550, Midland, Texas 79701. You can also view and print a copy of our Compensation Committee Charter by clicking on the "Governance" tab at the Investor Relations page of our website at *www.ngsgi.com*.

During the last fiscal year there were four meetings of the Compensation Committee.

Governance and Personnel Development Committee

Our Governance and Personnel Development Committee primarily focuses on:

- generally overseeing the governance of the Board and its committees;

- interpreting the Governance Guidelines, the Code of Business Conduct and Ethics and other similar governance documents adopted by the Board; and

- overseeing the evaluation of the Board and its committees.

The members of the Governance and Personnel Development Committee are Charles G. Curtis (Chairman), Alan A. Baker, John W. Chisholm and Richard L. Yadon.

Our Board has determined that each of the Governance and Personnel Development Committee members is independent, as defined under the applicable NYSE rules and listing standards.

During the last fiscal year there were four meetings of the Governance and Personnel Development Committee.

Any shareholder may obtain free of charge a printed copy of our Governance Committee Charter by sending a written request to Investor Relations, Natural Gas Services Group, Inc., 508 West Wall Street, Suite 550, Midland, Texas 79701. You can also view and print a copy of our Governance Committee Charter by clicking on the "Governance" tab at the Investor Relations page of our website at *www.ngsgi.com*.

Nominating Committee

The functions of our Nominating Committee include:

- identifying individuals qualified to become board members, consistent with the criteria approved by the Board;

- recommending Director nominees and individuals to fill vacant positions; and

- overseeing executive development and succession and diversity efforts.

The members of the Nominating Committee are Richard L. Yadon (Chairman), Charles G. Curtis and Gene A. Strasheim.

Any shareholder may obtain free of charge a printed copy of our Nominating Committee Charter by sending a written request to Investor Relations, Natural Gas Services Group, Inc., 508 West Wall Street, Suite 550, Midland, Texas 79701. You can also view and print a copy of our Nominating Committee Charter by clicking on the "Governance" tab at the Investor Relations page of our website at *www.ngsgi.com*.

During the last fiscal year there were four meetings of the Nominating Committee.

Our Board of Directors has determined that each of the Nominating Committee members is independent as defined under the applicable NYSE rules and listing standards.

Our Nominating Committee will consider a Director candidate recommended by a shareholder. A candidate must be highly qualified in terms of business experience and be both willing and expressly interested in serving on the Board. A shareholder wishing to recommend a candidate for the Committee's consideration should forward the candidate's name and information about the candidate's qualifications to Natural Gas Services Group, Inc., Nominating Committee, 508 West Wall Street, Suite 550, Midland, Texas 79701, Attn.: Richard L. Yadon, Chairman. Submissions must include sufficient biographical information concerning the recommended individual, including age, employment history for at least the past five years indicating employer's names and description of the employer's business, educational background and any other biographical information that would assist the Committee in determining the qualifications of the individual. The Committee will consider recommendations received by a date not later than 120 calendar days before the date our proxy statement was released to shareholders in connection with the prior year's annual meeting for nomination at that annual meeting. The Committee will consider nominations received after that date at the annual meeting subsequent to the next annual meeting.

The Committee evaluates nominees for Directors recommended by shareholders in the same manner in which it evaluates other nominees for Directors. Minimum qualifications include the factors discussed above.

Director Independence

The Board has determined that each of the following six members of the Board is "independent" within the meaning of applicable listing standards of the New York Stock Exchange (the "NYSE"): Alan A. Baker, John W. Chisholm, Charles G. Curtis, William F. Hughes, Jr., Gene A. Strasheim, and Richard L. Yadon. Under the standards set forth in Exhibit A to our Governance and Personnel Development Charter ("Governance Charter"), which are consistent with the NYSE listing standards. A copy of Exhibit A to our Governance Charter is available at our website, *www.ngsgi.com*, under the heading "Investor Relations—Governance." The Board has made an affirmative determination that each of the six directors named above satisfies these categorical standards. In making its determination, the Board examined relationships between directors or their affiliates with the Company and its affiliates and determined that each such relationship, if any, did not impair the director's independence.

CODE OF ETHICS

Our Board of Directors has adopted a Code of Business Conduct and Ethics, or "Code", which is posted on our website at *www.ngsgi.com*. You may also obtain a copy of our Code by requesting a copy in writing at 508 West Wall Street, Suite 550, Midland, Texas 79701 or by calling us at (432) 262-2700.

Our Code provides general statements of our expectations regarding ethical standards that we expect our Directors, officers and employees, including our Chief Executive Officer and principal financial officer, to adhere to while acting on our behalf. Among other things, the Code provides that:

- we will comply with all laws, rules and regulations;

- our Directors, officers and employees are to avoid conflicts of interest and are prohibited from competing with us or personally exploiting our corporate opportunities;

- our Directors, officers and employees are to protect our assets and maintain our confidentiality;

- we are committed to promoting values of integrity and fair dealing; and that

- we are committed to accurately maintaining our accounting records under generally accepted accounting principles and timely filing our periodic reports.

Our Code also contains procedures for our employees to report, anonymously or otherwise, violations of the Code.

EXECUTIVE OFFICERS

Biographical information for the executive officers of Natural Gas Services Group who are not Directors is set forth below. There are no family relationships between any Director or executive officer and any other Director or executive officer. Executive officers serve at the discretion of the Board of Directors and until their successors have been duly elected and qualified, unless sooner removed by the Board of Directors. Officers are elected by the Board of Directors annually at its first meeting following the annual meeting of shareholders.

Earl R. Wait, 65, became Vice President − Accounting in January 2006 and serves as our Principal Financial Officer for SEC reporting requirements. He served as our Chief Financial Officer from May 2000 to January 2006. He has also served as our Treasurer since 1998. Mr. Wait was our Chief Accounting Officer from 1998 to May 2000. During the period from 1993 to 2003, he also served as an officer or Director of our former subsidiaries. Mr. Wait is a certified public accountant, has a Bachelor of Business Administration degree from Texas A&M University − Kingsville and holds a Master of Business Administration degree from Texas A&M University − Corpus Christi and has more than 30 years of experience in the energy industry.

James R. Hazlett, 52, has served as Vice President − Technical Services since June 2005. He also served as Vice President of Sales of Screw Compression Systems, Inc. from 1997 until June 2007 when Screw Compression Systems, Inc. was merged into Natural Gas Services Group. After the merger in June 2007, Mr. Hazlett continues to remain employed by Natural Gas Services Group as Vice President − Technical Services. Mr. Hazlett holds an Industrial Engineering degree from Texas A&M University and has over 27 years of industry experience.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction and Overview

The Compensation Committee or, the "Committee," of the Board of Directors is responsible for determining the types and amounts of compensation we pay to our executives. The Committee operates under a written charter that you can view on our website at *www.ngsgi.com.* The Board of Directors has determined that each member of the Committee meets the independence and financial literacy requirements of the New York Stock Exchange. The Board determines, in its business judgment, whether a particular Director satisfies the requirements for membership on the Committee set forth in the Committee's charter. None of the members of the Committee are current or former employees of Natural Gas Services Group or any of its subsidiaries.

The Committee is responsible for formulating and administering our overall compensation principles and plans. This includes establishing the compensation paid to our Chief Executive Officer, meeting and consulting with our Chief Executive Officer to establish the compensation paid to our other executive officers, counseling our Chief Executive Officer as to different compensation approaches, administering our stock option plan, monitoring adherence to our compensation philosophy and conducting an annual, and sometimes more frequent, review of our compensation programs and philosophy regarding executive compensation.

The Committee periodically meets in executive session without members of management or management Directors present and reports to the Board of Directors on its actions and recommendations.

Compensation Philosophy and Objectives

Our compensation philosophy is to provide an executive compensation program that:

- rewards performance and skills necessary to advance our company objectives and further the interests of our shareholders;

- is fair and reasonable and appropriately applied to each executive officer; and

- is competitive with compensation programs offered by our competitors.

The overall objectives of our compensation philosophy are to:

- provide a competitive level of current annual income that attracts and retains qualified executives at a reasonable cost to us;

- retain and motivate executives to accomplish our company goals;

- provide long-term incentive compensation opportunities at levels appropriate for the respective responsibilities and performance of each executive;

- align compensation and benefits with our business strategies and goals;

- encourage the application of a decision making process that takes into account both short-term and long-term risks and the sometimes volatile nature of our industry; and

- align the financial interests of our executives with those of our shareholders through the potential grant of equity based rewards.

Our Committee supports these objectives by emphasizing compensation arrangements that we believe are reasonable and will attract and retain qualified executives and reward them for their efforts to further our long-term growth and success. At the same time, we remain cognizant of and aim to balance our executive compensation arrangements with the interests and concerns of our shareholders.

We have chosen to implement a relatively simple compensation framework for our executives. We feel that our compensation philosophies and practices are appropriate given our relatively small size and early stage as a public company. This framework has consisted primarily of base salaries, cash bonuses and stock options. By continuing a relatively simple compensation framework for our executives, we believe that we are able to establish a higher degree of transparency, understanding and certainty for our executives as well as the investing public, while at the same time avoiding complex benefit packages and agreements that can be, in some ways, difficult to understand and require significant time and cost to properly administer. In the end, we believe our compensation arrangements provide the desired results: fair and reasonable pay for achievements beneficial to Natural Gas Services Group and its shareholders.

Assistance Provided to the Committee

The Committee makes all compensation decisions regarding our executive officers. Stephen C. Taylor, our Chief Executive Officer, annually reviews the performance of each of our executive officers (other than the Chief Executive Officer whose performance is reviewed by the Committee) and presents recommendations to the Committee with respect to salary and cash bonus percentage adjustments and stock option grants for our executives (other than the Chief Executive Officer whose salary, cash bonus percentage adjustments and stock option grants are determined solely by the Committee). The Committee may exercise its discretion in modifying any recommendations made by our Chief Executive Officer.

The Committee also seeks the input and insight of Mr. Taylor concerning specific factors that Mr. Taylor believes to be appropriate for the Committee's consideration and which the Committee may not be aware of, such as extraordinary efforts or accomplishments of our executive officers. Mr. Taylor also advises the Committee on general topics such as the morale of our executives.

Natural Gas Services Group's accounting department assists the Committee in the compensation process by gathering and organizing data, which is then presented to the Committee by Mr. Taylor for the Committee's review.

Compensation Components

We base our decisions regarding executive compensation primarily on our assessment of company performance, and each executive officer's leadership, performance and individual contributions to our business. The accounting and tax treatment of different elements of compensation has not to date had a significant impact on our use of any particular type of compensation. In reviewing the overall compensation of our officers, we have historically considered and used a mix of the following components or elements of executive compensation:

- base salary;

- cash bonuses under our incentive cash bonus program;

- stock option grants and stock awards;

- retirement and other benefits generally available to all of our employees; and

- limited perquisites.

We do not presently and have not in the past used any of the following types of executive compensation:

- defined benefit pension plans;

- employee stock purchase/ownership plans;

- supplemental executive retirement plans/benefits; or

- deferred compensation plans.

Compensation Evaluation Factors

We continue, as we have in the past, to rely on the following factors in evaluating and determining the amount of compensation we pay our executives:

- our general knowledge of executive compensation levels in the natural gas compression industry and similarly sized energy service companies;

- each executive's individual performance and the overall performance of Natural Gas Services Group; and

- specific company financial metrics and the application of specific weights to such metrics.

The applicability of these factors varies depending on the type of compensation being evaluated and determined. For instance, we do not rely on weighted company financial metrics to evaluate and determine base salary levels, but such factor is the primary means through which we evaluate and determine the amount of the cash bonuses we award to our executives. Below is a more detailed discussion of how these factors apply to the different types of compensation we utilize.

Executive Compensation Levels of other Companies in the Natural Gas Compression and Related Businesses

Historically, we have not focused on a specific peer group to evaluate and establish the compensation of our executive officers. We do, however, have some general knowledge of the executive compensation paid by certain of our competitors and general industry peers. These competitors include public and privately held companies in the natural gas compression business, industry partners and related businesses, such as natural gas well servicing. In order to maintain a compensation package that is competitive, we have considered, and continue to consider, the executive compensation paid by these companies in evaluating and establishing the compensation we pay our executive officers. Our competitors in the natural gas compression industry that are public companies are considerably larger than we are, and for this reason, we have not in the past and do not currently consider the specific amounts of executive compensation paid by such companies when evaluating or determining our executive compensation. We do, however, from time to time, consider the types of executive compensation offered by our competitors that are public companies and the annual increases or decreases on a percentage basis in such compensation.

Individual and Company Performance – Base Salary and Stock Options

We also evaluate compensation, particularly base salary levels and stock option awards, through an analysis of each executive officer's individual performance and the overall performance of Natural Gas Services Group, our goal being to strengthen the link between what we pay our executives and the performance of Natural Gas Services Group. Factors we consider in our analysis include:

- the individual performance, leadership, business knowledge and level of responsibility of our officers;

- the particular skill-set and longevity of service of the officer;

- the effectiveness of the officer in implementing our overall strategy;

- the general level of competitive compensation packages;

- cash flows from operations;

- earnings per share;

- our market share in the rental of natural gas compression units; and

- the market value of our common stock.

Specific Company Financial Metrics – Cash Bonuses

With respect to compensation we pay in the form of cash bonuses, the Committee sets target performance levels for three specific company financial metrics. The Committee relies on whether these targets are achieved and the individual performance of our executive officers to determine whether cash bonuses are awarded and the amounts of such bonuses. The three financial metrics the Committee considers are:

- total revenues;

- EBITDA; and

- net income before taxes.

EBITDA is calculated from our audited consolidated financial statements by adding to net income, or loss, (1) amortization and depreciation expense, (2) interest expense and (3) provision for income tax expense.

We believe that our core executive compensation mix of base salary, cash bonuses and stock options, while fairly limited, presently provides enough diversity for us to link executive compensation to our short-term and long-term objectives. For instance, base salaries and cash bonuses are closely linked to the short-term objectives of providing reasonable and competitive levels of current annual income, while stock options are more closely linked to the long-term objectives of earnings per share and increased market value of our common stock.

Base Salary

We provide our executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Each year the Committee receives base salary recommendations from our Chief Executive Officer for all of our executive officers (other than our Chief Executive Officer whose base salary is evaluated by the Committee on an annual basis). The Committee reviews comparative salary data and information gathered by the Committee relative to certain of our competitors and industry peers to gain some general knowledge of what our competitors pay their executive officers. The competitors are certain privately held companies in the natural gas industry that are comparable in size to us. We do not consider the specific amounts of the compensation packages offered by our competitors that are public companies because of the considerable size difference between those companies and us, but we do from time to time consider the types of compensation offered by such competitors and the annual increases or decreases on a percentage basis in such compensation. The Committee determines base salary levels by considering the comparative salary data and information gathered by the Committee in conjunction with the factors described above under the caption "Individual and Company Performance – Base Salary and Stock Options". We do not give specific weights to any of the factors the Committee considers in determining base salary levels or adjustments thereto.

Based on our criteria for base salary level determinations, Stephen C. Taylor, President and Chief Executive Officer received an increase in annual base salary for 2008 from $210,000 to $275,000. Additionally, in 2008, the Committee increased the annual base salary of (i) Earl R. Wait, our Vice President -- Accounting from $112,500 to $135,000 and (ii) Paul D. Hensley, our Senior Vice President -- Technology from $130,500 to $145,000; and Mr. Hazlett's annual base salary from $115,000 to $135,000. The base salaries for these named executives were increased in recognition of the Company's record financial performance and their leadership contributions.

Short-Term Incentives – Incentive Cash Bonus Program

The Committee has adopted an Incentive Cash Bonus Program or, the "IBP," that provides guidelines for the calculation of annual non-equity incentive based compensation in the form of cash bonuses to our executives, subject to Committee oversight and modification. The bonuses awarded under the IBP are short-term awards in recognition of the overall performance and efforts made by our executives during a particular year. Each year, the Committee approves the group of executives eligible to participate in the IBP and establishes target award opportunities for such executives, excluding our Chief Executive Officer, whose employment agreement provides for a target award opportunity of up to 50% of base salary. Target award opportunities for our executives range from 20% to 50% of base salary.

In 2008, 90% of an executive officer's IBP award was based on achievement of company financial objectives relating to:

- total revenues;

- EBITDA; and

- net income before taxes.

Each of these three components accounts for 30% of the total company financial objective portion of the IBP. The remaining 10% of an executive officer's IBP award is based upon individual performance as evaluated by our Chief Executive Officer (except with respect to our Chief Executive Officer whose individual performance is evaluated by the Committee).

Each year, the Committee sets a target level for each component of the company financial objective portion of the IBP. The payment of awards under the IBP is based upon whether these target levels are achieved for the year. If we achieve the target levels for all components of the company financial objective portion of the IBP, an executive with a base salary of $100,000 and a target award opportunity of 40% will receive a cash bonus of $40,000, assuming the executive receives the full amount (10%) of the individual performance portion of the IBP. If we do not achieve the target levels for all of the components, the Committee will decrease the target award opportunity for each executive officer by a percentage of up to 30% for each component in which there is a shortfall. For instance, if we meet all target levels except the target level for EBITDA, the Committee will decrease the executive's award opportunity by up to 30%. With respect to the executive described above, the award opportunity for such executive would be reduced from 40% to as low as 28% (the target bonus of 40% multiplied by 70%), in which case the executive would receive a cash bonus of $28,000, assuming the executive receives the full amount of the individual performance portion of the IBP.

In 2008, Natural Gas Services Group met its target levels for net income before taxes and EBITDA. However, it did not reach the target level set for total revenues. Consequently, the Committee awarded each executive officer with 15% of the possible 30% attributable to the total revenue component of the IBP and the full 30% attributable to each of the net income before taxes and EBITDA components of the IBP. Each executive officer received the full 10% of the individual performance portion of the IBP. Therefore, each executive officer received 85% of his target award opportunity. The cash awards made to our executive officers under the IBP for 2008 are included in column (g) of the "Summary Compensation Table" on page 20.

In connection with the bonuses for 2008, rather than pay the entire bonus amounts in cash, the Chief Executive Officer recommended and the Committee elected to issue a portion of the bonus for each executive officer by an award of stock options. The recommendation and election to pay out bonuses in this manner were made in order to link the interests of management with those of our stockholders. Thus, on March 17, 2009, as a part of the bonus earned by the employee and in lieu of a cash payment, the Committee granted stock options to each of our executive officers as set forth below:

Name and Position	Number of Shares Underlying Option
Stephen C. Taylor **Chairman of the Board, President & Chief Executive Officer**	23,852
Paul D. Hensley **Director & Senior Vice President – Technology**	6,288
Earl R. Wait **Vice President – Accounting**	11,384
James R. Hazlett **Vice President-Technical Services**	7,589

The stock options granted to the executive noted above were pursuant to the Company's 1998 Stock Option Plan, as amended. The options are not exercisable until their first anniversary date, although each option will become exercisable if the employee leaves the employ of the Company. The exercise price of the options is $7.84 per share, which was equal to the fair market value of our common stock on the date of grant. The Committee believes that the options qualify as "incentive stock options" under federal tax laws and are exercisable for a term of 10 years from the date of grant, subject to the vesting requirements described above and earlier termination pursuant to the terms of the 1998 Stock Option Plan, as amended.

Long-Term Incentives – Stock Option Grants

We consider stock options to be a type of long-term incentive compensation that motivates our executive officers to work toward our long-term growth and allows them to participate in the growth and profitability of Natural Gas Services Group. We believe that stock options align the interests of our executive officers with our shareholders in that our executive officers will benefit from the options only to the extent that the value of our common stock increases. The number of options granted to an executive officer is based on a subjective determination of an officer's individual performance and his current contributions and potential for future contributions to the overall performance of Natural Gas Services Group.

All stock options are granted under our 1998 Stock Option Plan, as amended, except one stock option was granted outside of the plan in August 2005 to Stephen C. Taylor, our Chief Executive Officer, as an inducement grant under the terms of his employment agreement. We do not grant discounted options and exercise prices are not based on a formula. Options granted under our 1998 Stock Option Plan are "at-the-money." In other words, the exercise price of the option equals the market price of the underlying stock on the actual date of grant.

Except with respect to an annual option grant required under the employment agreement with Mr. Taylor, the Compensation Committee does not have any specific program or plan with regard to the timing or dating of option grants, except that it has been the Committee's practice to grant options within thirty days after Natural Gas Services Group's quarterly or annual earnings releases. The Committee's practice as to when options are granted has historically been made at the discretion of the Committee. Generally, option grants to executives and other employees have been made at the same time. We have not and do not plan to purposefully time the release of material non-public information for the purpose of affecting the value of executive compensation.

Other Compensation

We maintain a 401(k) retirement plan in which all of our executives and employees are eligible to participate. We match executive and employee contributions to our 401(k) plan, on an equal percentage basis, with cash contributions. The Company matching portion is equal to one-half of the employee's annual contribution up to a maximum of 3% of the employee's salary. Our matching amounts for our executive officers are included in column (i) of the "Summary Compensation Table" on page 20.

Other than the reductions that can occur with respect to the target award opportunities of our executives under the IBP, we do not have a written policy or formula regarding the adjustment, reduction or recovery of awards or payments if company performance measures are restated or adjusted in a manner that would reduce the award or payment. However, the Committee does consider compensation realized or potentially realizable from prior compensation awards in setting new types and amounts of compensation, the result of such consideration being varying increases in annual salaries and cash bonuses, with percentage increases in some cases being smaller than previous years.

Employment Agreements

On October 25, 2008, we entered into a new five year written employment agreement with Stephen C. Taylor, our President and Chief Executive Officer. We do not have written employment agreements with any of our other executive officers. We employed Mr. Taylor in January 2005 and the terms of his employment were governed by a verbal arrangement until August 2005 when we negotiated and entered into a written employment agreement with him which expired on January 13, 2008.

The employment agreement of Mr. Taylor provides for, among other things, base salary, incentive cash bonuses under the IBP, and insurance, medical and other benefits generally available to our other employees. Mr. Taylor's employment agreement also contained change of control and severance provisions, as referenced under the caption "Change of Control and Severance Arrangements" on page 19 and more particularly described under the caption "Potential Payments Upon Termination or Change of Control" on page 25. More information regarding the above-referenced employment agreement is provided under the heading "Compensation Agreements with Management" on page 29.

Allocation of Amounts and Types of Compensation

Other than the stock options we grant to our executives from time to time and the determinations made by the Committee as to specific target award opportunities under our IBP, the allocation of different amounts and types of compensation has not been a consideration for us. The Committee has not adopted a specific policy or target for the allocation between either amounts or types of compensation. Since becoming a publicly held company in October 2002, the compensation we have paid to our executive officers has emphasized the use of cash rather than non-cash compensation. While the Committee intends to continue to use cash as a material part of its compensation package, assuming the approval by our shareholders of the 2009 Restricted Stock/Unit Plan described in Proposal No. 2 of this proxy statement, we intend to increase the use of stock awards in our compensation package. We believe that the use of stock awards in our compensation package will align the interests of our management and employees with our stockholders. Notwithstanding our plan to increase the use of stock-based compensation, we intend to maintain and continue our practice of having a simplified, but effective and competitive, compensation package.

Assistance of Compensation Consultants

Although the Committee has the authority to retain, at the expense of Natural Gas Services Group, compensation consultants, the Committee has not in the past sought or relied on an outside compensation consultant to evaluate or establish the compensation we pay our executives. While the Committee believes the executive compensation we pay is fair and generally competitive within the natural gas compression industry, the Committee tends to target pay within approximately 20% of what it believes to be the industry median. This approach helps ensure that our executive compensation remains reasonable and lessens the need for an outside consultant to validate such compensation. Our Committee, nevertheless, understands the value of an outside compensation consultant, and in light of our growth over the last five years and the increased level of competition within the natural gas compression industry for attracting and retaining talented executives, may consider retaining a compensation consultant to help the Committee better evaluate our executive compensation.

Change of Control and Severance Arrangements

Our 1998 Stock Option Plan, as amended, contains change of control provisions. In addition, Mr. Taylor's employment agreement contains change of control and severance provisions. Information regarding these provisions is provided under the caption "Potential Payments Upon Termination or Change of Control" on page 25.

Stock Ownership/Retention Guidelines

We have not in the past had written guidelines or policy statements that required our executives to maintain specified levels of stock ownership or adhere to specified "holding" practices with regard to our common stock.

Perquisites

We provide limited perquisites to our executives. The primary perquisites include allowing our executives a choice of receiving an automobile allowance or personal use of a company-provided automobile and matching contributions made by Natural Gas Services Group under our 401(k) plan. Although we provide Mr. Taylor with one club membership, since his use of the club is limited solely for business entertainment, we have not considered it to be a perquisite and have not valued it as such for inclusion in column (i) of the Summary Compensation Table on page 20.

Our executives also participate in the same medical, dental and life insurance plans as other employees. However, we pay a greater percentage of the premiums for health insurance for our executives than we do for our other employees.

As part of our negotiations with Mr. Taylor relating to his compensation under his employment agreement and as an inducement to Mr. Taylor to join our employment, we agreed to make a cash payment to Mr. Taylor upon his exercise of the stock option granted to him in August 2005 in an amount sufficient to place Mr. Taylor in the same after-tax position he would be in if the income recognized by Mr. Taylor upon his exercise of the stock option were taxed at the then applicable Federal capital gains tax rate. Mr. Taylor is responsible for all tax due with respect to this cash payment.

Limit on Deductibility of Certain Compensation

Provisions of the Internal Revenue Code that restrict the deductibility of certain compensation over $1 million dollars per year have not been a factor in our considerations or recommendations. Section 162(m) of the Code currently imposes a $1 million limitation on the deductibility of certain compensation paid to specified executives. Excluded from the limitation is compensation that is "performance based." For compensation to be performance based, it must meet certain criteria, including being based on predetermined objective standards approved by shareholders. The Committee has not taken the requirements of Section 162(m) into account in designing executive compensation. If the compensation level of any executive officer approaches $1 million for purposes of Section 162(m), the Committee will assess the implications of Section 162(m) and determine what action would be appropriate, which may be influenced by factors other than full tax deductibility.

Compensation Committee Report

The Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

Based on its review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our proxy statement for the 2009 Annual Meeting of Shareholders.

Members of the Compensation Committee

William F. Hughes, Jr. (Chairman)
Alan A. Baker
John W. Chisholm
Richard L. Yadon

Executive Compensation

The table below sets forth the compensation earned by our Chief Executive Officer, Stephen C. Taylor, and our other named executive officers for services rendered to Natural Gas Services Group and its subsidiaries for the fiscal years ended December 31, 2006, 2007 and 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) [1]	Non-Equity Incentive Plan Compensation [2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($) [3]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Stephen C. Taylor	2008	$ 271,250	–	–	$ 51,211 [4]	$ 70,125	–	$ 14,029	$406,615
Chairman,	2007	207,982	–	–	270,106 [5]	89,250	–	10,168	577,506
President and Chief	2006	173,615	–	–	216,000 [6]	87,500	–	8,994	486,109
Executive Officer									
Earl R. Wait	2008	124,519	–	–	12,036 [7]	14,875	–	18,540	169,970
Vice President -	2007	112,500	–	–	12,023 [8]	33,469	–	19,766	177,758
Accounting	2006	100,769	–	–	–	39,375	–	18,490	158,634
Paul D. Hensley	2008	137,135	–	–	–	36,975	–	12,902	187,012
Director,	2007	130,500	–	–	–	43,078 [9]	–	12,582	186,160
Senior Vice President	2006	130,500	–	–	–	50,680 [10]	–	13,551	194,731
– Technology									
James R. Hazlett	2008	124,615	–	–	–	22,313	–	11,761	158,689
Vice President-	2007	115,000	–	–	–	34,213	–	9,573	158,786
Technical Services	2006	105,615	–	–	–	40,250	–	7,723	153,588

(1) The amounts in column (f) reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended December 31, 2006, 2007 and 2008, in accordance with FAS 123(R), associated with stock option grants under our 1998 Stock Option Plan and the stock option grant to Mr. Taylor under his employment agreement and thus include amounts associated with grants made in 2007 and prior to 2007. Assumptions used to calculate these amounts are

included in footnote 10 to our audited consolidated financial statements for the fiscal year ended December 31, 2006, in footnote 9 to our audited consolidated financial statements for the fiscal year ended December 31, 2007 and in footnote 9 to our audited consolidated financial statements for the fiscal year ended December 31, 2008.

(2)   The amounts in column (g) reflect the cash bonus awards to the named executive officers under our Incentive Cash Bonus Program, which is discussed in further detail on page 16 under the caption "Short-Term Incentives – Incentive Cash Bonus Program."

(3)   The amounts shown in column (i) include matching contributions made by Natural Gas Services Group to each named executive officer under our 401(k) plan and the aggregate incremental cost to Natural Gas Services Group of perquisites provided to our named executive officers as follows:

Name	Year	Automobile Allowance	Personal Use of Company Provided Automobiles	Additional Incremental Portion of Health Insurance Premiums Paid for Officers Only	401(k) Plan	Total (a)
Stephen C. Taylor	2008	$ –	$ 1,237	$ 1,051	$ 6,326	$ 14,029
	2007	–	1,237	956	5,690	10,168
	2006	–	4,566	927	1,766	8,994
Earl R. Wait	2008	8,654	–	3,185	4,212	18,540
	2007	9,000	–	4,727	3,564	19,766
	2006	9,000	–	4,581	2,909	18,490
Paul D. Hensley	2008	–	1,437	3,185	5,557	12,902
	2007	–	2,145	3,651	3,915	12,582
	2006	–	3,464	2,895	4,582	13,551
James R. Hazlett	2008	–	923	5,012	3,334	11,761
	2007	–	923	4,727	1,393	9,573
	2006	–	1,041	4,582	–	7,723
Total	2008	$ 8,654	$ 3,597	$ 12,433	$ 19,429	$ 57,232
	2007	$ 9,000	$ 4,305	$ 14,061	$ 14,562	$ 52,089
	2006	$ 9,000	$ 9,071	$ 12,985	$ 9,257	$ 48,758

(a)   The amounts reflected in this column include a nominal cash Christmas Bonus paid to each of the named executive officers in the fiscal years ended December 31, 2006, 2007 and 2008.

(4)   This amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), for 7,500 shares of common stock that vested on November 21, 2008 under the stock option granted to Mr. Taylor on November 21, 2006 under our 1998 Stock Option Plan.

(5)   This amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), for 15,000 shares of common stock that vested on January 13, 2007 under the stock option granted to Mr. Taylor in August 2005 under his employment agreement and for 7,500 shares of common stock that vested on November 21, 2007 under the stock option granted to Mr. Taylor on November 21, 2006 under our 1998 Stock Option Plan.

(6)   This amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R), for 15,000 shares of common stock that vested on January 13, 2006 under the stock option granted to Mr. Taylor in August 2005 under his employment agreement.

(7)   This amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), for 1,666 shares of common stock that vested on November 21, 2008 under the stock option granted to Mr. Wait on November 21, 2006 under our 1998 Stock Option Plan.

(8)   This amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), for 1,666 shares of common stock that vested on November 21, 2007 under the stock option granted to Mr. Wait on November 21, 2006 under our 1998 Stock Option Plan.

(9)   This amount reflects the cash bonus awarded to Mr. Hensley under Natural Gas Services Group's Incentive Cash Bonus Program. Pursuant to the employment agreement between Mr. Hensely and Screw Compression Systems, Inc., our former subsidiary, which expired according to its own terms on January 3, 2008, the amount awarded to Mr. Hensley was calculated using a base salary of $126,700 and a target award opportunity of up to 40%.

(10)   This amount reflects the cash bonus awarded to Mr. Hensley under Natural Gas Services Group's Incentive Cash Bonus Program. Pursuant to the employment agreement between Mr. Hensely and Screw Compression Systems, Inc., our former subsidiary, which expired according to its own terms on January 3, 2008, the amount awarded to Mr. Hensley was calculated using a base salary of $126,700 and a target award opportunity of up to 40%.

Grants of Plan Based Awards

The table below sets forth the estimated future payouts under non-equity incentive plan awards and stock option awards granted and the grant date fair value of the stock option awards.

Grants of Plan-Based Awards for Fiscal 2008

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Option (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Stephen C. Taylor	1/15/08	–	–	–	–	–	–	40,000	–	$ 20.06	$405,792
	9/10/08	–	–	–	–	–	–	25,000	–	$ 17.51	$212,229
James R. Hazlett	9/10/08	–	–	–	–	–	–	5,000	–	$ 17.51	$ 42,446

(1)   No amounts are shown in column (c) because there is no minimum bonus amount under our Incentive Cash Bonus Program, or the "IBP". The amounts shown in column (d) reflect the product of the target award opportunity for each executive under our IBP, times the executive's base salary and are based on the assumption that all three components of the company financial objective portion of the IBP (total revenues, EBITDA and net income before taxes) will be met and each executive will receive the full amount of the individual performance portion of the IBP. The amounts shown in column (e) match the amounts shown in column (d) because there are no circumstances under which any executive would be entitled to a cash bonus award under the IBP that exceeds the target amount. These amounts are based on each executive's current salary and position. More information regarding the IBP and the calculation of awards is provided below and under the caption "Short-Term Incentives – Incentive Cash Bonus Program" on page 16.

Incentive Cash Bonus Program

Our Incentive Cash Bonus Program or, the "IBP," provides for annual non-equity incentive based compensation in the form of cash bonuses to our executive officers. Our Compensation Committee administers and determines from year to year the executives that are eligible to participate in the IBP. The Committee establishes target award opportunities for the executives eligible to participate in the plan. These target award opportunities are expressed as a percentage of an executive's base salary. An executive's target award opportunity is the maximum cash bonus an executive is eligible to receive in any one year under the IBP.

The Committee establishes annual target levels for Natural Gas Services Group's total revenues, EBITDA and net income before taxes and assigns a weight of 30% to each of these components. The executive's individual performance is assigned a weight of 10%. If during the year Natural Gas Services Group achieves all of the target levels established by the Committee for total revenues, EBITDA and net income before taxes, and it is determined by the Committee that an executive is entitled to the full 10% weight assigned to individual performance, the executive is entitled to receive the maximum cash bonus amount for the executive for that year. If any one of the target levels is not met or it is determined that an executive is not entitled to the full 10% weight assigned to individual performance, the cash bonus award for the executive is reduced accordingly. More information regarding the IBP and the calculation of awards is provided under the caption "Short-Term Incentives – Incentive Cash Bonus Program" on page 16.

1998 Stock Option Plan

Our 1998 Stock Option Plan provides for the issuance of stock options to purchase up to 550,000 shares of our common stock. The purpose of this plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide long-term incentives to employees and consultants and to promote the long-term growth and success of our business. The plan is administered by the Compensation Committee of the Board of Directors. At its discretion, the Compensation Committee determines the persons to whom stock options may be granted and the terms upon which options will be granted. In addition, the Compensation Committee may interpret the plan and may adopt, amend and rescind rules and regulations for its administration. Option awards are generally granted with an exercise price equal to the closing price of our common stock at the date of grant and generally vest based on three years of continuous service and have ten-year contractual terms.

As of December 31, 2008, stock options to purchase a total of 264,501 shares of our common stock were outstanding under the 1998 Stock Option Plan, which includes 15,000 shares underlying stock options granted on March 18, 2008 to our six non-employee directors under the compensation arrangements described under the caption "Compensation of Directors" on page 27.

One additional stock option to purchase 45,000 shares of common stock was also outstanding at December 31, 2008, although the option was not granted under the 1998 Stock Option Plan. This freestanding option was granted on August 26, 2005 without shareholder approval in connection with the employment of Stephen C. Taylor, our President and Chief Executive Officer.

A total of 304,502 shares of common stock were available at December 31, 2008 for future grants of stock options under the 1998 Stock Option Plan. Since the beginning of 2009, we have issued options for 107,433 shares of common stock which has left 197,069 shares available under the 1998 Stock Option Plan as of the date of this proxy statement.

Outstanding Equity Awards at Fiscal Year-End

The following table shows certain information about stock options outstanding as of December 31, 2008 and held by our Chief Executive Officer, Stephen C. Taylor, and each other named executive officer.

Outstanding Equity Awards at 2008 Fiscal Year-End

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights that Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Stephen C. Taylor	45,000	–	–	$ 9.22	8/06/2015	–	–	–	–
	15,000	–	–	$ 14.22	11/21/2016	–	–	–	–
	–	40,000[1]	–	$ 20.06	1/15/2018	–	–	–	–
	–	25,000[2]	–	$ 17.51	9/10/2018		–	–	–
Earl R. Wait	12,000	–	–	$ 3.25	4/12/2012	–	–	–	–
	3,333	1,667[3]	–	$ 14.22	11/21/2016	–	–	–	–
Paul D. Hensley	–	–	–	0		–	–	–	–
James R. Hazlett	–	5,000[4]	–	$ 17.51	9/10/2018	–	–	–	–

(1)   Under the stock option granted to Mr. Taylor in January 2008, 13,333 of these shares will become fully exercisable on January 15, 2009 and 2010, respectively, and the remaining 13,334 shares will become fully exercisable on January 15, 2011.

(2)   Under the stock option granted to Mr. Taylor in September 2008, 8,333 of these shares will become fully exercisable on September 10, 2009 and 2010, respectively, and the remaining 8,334 shares will become fully exercisable on September 10, 2011.

(3)   This portion of the stock option granted to Mr. Wait in November 2006 will become fully exercisable on November 21, 2009.

(4)   Under the stock option granted to Mr. Hazlett in September 2008, 1,666 of these shares will become fully exercisable on September 10, 2009 and 2010, respectively, and the remaining 1,667 shares will become fully exercisable on September 10, 2011.

Option Exercises and Stock Vested in 2008

In the table below, we show certain information about (i) the number of shares of common stock acquired upon exercise of stock options by each of the named executive officers in 2008 and the value realized on exercise of the stock options and (ii) stock awards.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting
(a)	(b)	(c)	(d)	(e)
Stephen C. Taylor	–	$ –	–	–
Earl R. Wait	3,000	53,340	–	–
Paul D. Hensley	–	–	–	–
James R. Hazlett	–	–	–	–

Potential Payments Upon Termination or Change of Control

Our 1998 Stock Option Plan contains "change of control" provisions. These provisions are designed to provide some assurance that we will be able to rely upon each executive's services and advice as to the best interests of Natural Gas Services Group and our shareholders without concern that the executive might be distracted by the personal uncertainties and risks created by any proposed or threatened change of control and to promote continuity of our executive team.

Under our stock option plan, the Committee may adjust the stock options held by our executives upon the occurrence of a change of control. With this authority, the Committee may in its discretion elect to accelerate the vesting of any stock options that were not fully vested and allow for the exercise of such options as to all shares of stock subject thereto.

As noted in the tables above, Mr. Taylor has an option to purchase 15,000 shares of stock with an exercise price of $14.22 per share, an option to purchase 40,000 shares of stock with an exercise price of $20.06 per share and an option to purchase 25,000 shares of stock with an exercise price of $17.51 per share. Mr. Wait has an option to purchase 12,000 shares of stock with an exercise price of $3.25 per share and an option to purchase 5,000 shares of stock with an exercise price of $14.22 per share. Mr. Hazlett has an option to purchase 5,000 shares of stock with an exercise price of $17.51 per share. Each of these options could have become fully exercisable on December 31, 2008 assuming a change of control were to have occurred on that date. In this event, Mr. Taylor would have had to pay approximately $1,453,000 to purchase the shares, Mr. Wait would have had to pay approximately $110,000 to purchase the shares and Mr. Hazlett would have had to pay approximately $88,000 to purchase the shares. The closing price of our common stock on December 31, 2008, was $10.31 per share. Accordingly, on December 31, 2008, the aggregate values of the shares covered by Mr. Taylor's, Mr. Wait's and Mr. Hazlett's options were approximately $824,800, $175,270 and $51,550, respectively. As a result, on December 31, 2008, and assuming the vesting of the options had been accelerated by the Compensation Committee, there was a potential for Mr. Taylor and/or Mr. Wait to realize an immediate value upon exercise of their respective options at such date.

As described under "Compensation Agreements with Management" on page 29, we entered into a new written employment agreement with Stephen C. Taylor, President, Chief Executive Officer and Chairman of the Board in October 2008. Under the employment agreement, Mr. Taylor is eligible for certain benefits in connection with a change in control. These provisions were included in Mr. Taylor's initial employment agreement with us and were continued in his current agreement as part of our negotiations with Mr. Taylor as to the terms of his employment and as an inducement for him to continue his employ with our company. The change of control and severance provisions were designed to promote stability and continuity with respect to Mr. Taylor's employment as our Chief Executive Officer and President.

Mr. Taylor's employment agreement provides that he is entitled to certain severance benefits if his employment was terminated as the result of a "fundamental change" or for any other reason, but excluding the following:

- for "cause";

- the mental or physical incapacity or inability of Mr. Taylor to perform his duties for a period of 120 or more consecutive days or for multiple periods totaling 180 or more days during any twelve-month period;

- the death of Mr. Taylor; or

- the voluntary retirement or resignation of Mr. Taylor.

Generally, a "fundamental change" was defined in Mr. Taylor's employment agreement as the occurrence of any of the following:

- the dissolution, merger or consolidation of Natural Gas Services Group;

- the sale of all or substantially all of the assets of Natural Gas Services Group;

- the recapitalization or any other type of transaction which resulted in 51% or more of the common stock of Natural Gas Services Group being changed into, or exchanged for, different securities of Natural Gas Services Group, or other securities in other entities; or

- any change in the duties, functions, responsibilities or authority of Mr. Taylor or any decrease in his base salary.

The severance benefits provided to Mr. Taylor upon the occurrence of a fundamental change included:

- a single lump sum cash payment equal to the amount owed through the remaining term of the employment agreement (but not less than 300% of his annual base salary in effect on the date of termination of his employment);

- immediate vesting of all unvested stock options or other equity awards;

- continued health care and insurance benefits and premium payments for a period of 36 months from the date of termination;

- the sum of (i) all bonus or incentive compensation amounts not yet paid but due and owing at the time of termination of employment, and (ii) any bonus or incentive compensation amounts which would have been payable to Mr. Taylor under the employment agreement calculated in a manner as if Mr. Taylor had remained employed by the Company during the remaining term of the agreement and earned the maximum award level possible; provided, however, that such amount due under item (ii) shall not be less than 300% of the annual bonus or incentive compensation amount that would have been due in the year of termination (once again calculated in a manner as if Mr. Taylor had remained employed by the Company for the remainder of the year and earned the maximum award level possible); and

- immediate vesting of stock options (or other equity awards) and any other compensation or incentive plans that Mr. Taylor contributed to at the date of termination, except to the extent covered by the benefits listed above.

In connection with his initial employment by us in 2005, Mr. Taylor was granted a stock option to purchase 45,000 shares of our common stock at an exercise price of $9.22 per share. Unlike his employment agreement, the stock option agreement provided that upon the occurrence of a fundamental change (without the termination of Mr. Taylor) or the termination of Mr. Taylor as a result of his incapacity or inability to perform his duties, the voluntary retirement or resignation of Mr. Taylor, or the death of Mr. Taylor, the stock option would vest in full on the date immediately prior to the effective date of the occurrence of any of these events. These provisions were negotiated by Mr. Taylor and us and were included in Mr. Taylor's compensation package as an additional inducement for him to join our employment.

The table below shows the potential payments to Mr. Taylor under the change of control and severance provisions contained in his employment agreement and the stock option agreement entered into in connection with his employment agreement. The potential payments are based on Mr. Taylor's salary level and compensation package as of December 31, 2008, and the assumption that the change of control or severance event occurred on December 31, 2008.

Chief Executive Officer Potential Payments Table

Potential Payments and other Benefits upon a Change of Control or Severance	Fundamental Change	Termination Upon Fundamental Change	Voluntary Resignation or Retirement	Death	Incapacity or Inability to Perform Duties	Termination for Cause	Termination Without Cause
Compensation:							
Salary	$ –	$ 1,324,521	$ –	$ –	$ –	$ –	$ 1,324,521
Short-Term Incentive Compensation-Cash Bonus Under IBP	–	405,303	–	–	–	–	405,303
Long-Term Incentive Stock Option Grants	739,914	739,914	739,914	739,914	739,914	–	739,914
Benefits:							
401(k) Plan	–	6,326	–	–	–	–	6,326
Medical Benefits	–	34,366	–	–	–	–	34,366
Life Insurance Benefits	–	243	–	–	–	–	243
Other	–	–	–	–	–	–	
Total	$ 739,914	$ 2,510,673	$ 739,914	$ 739,914	$ 739,914	–	$ 2,510,673

Compensation of Directors

We use a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve on our Board of Directors. In setting compensation for our Directors, we consider the substantial amount of time that Directors expend in fulfilling their duties to Natural Gas Services Group and our shareholders, as well as the skill-sets required to fulfill these duties.

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of our non-employee Directors during the fiscal year ended December 31, 2008.

2008 Director Compensation

Name (a)	Fees Earned Or Paid ($)[1] (b)	Stock Awards ($) (c)	Option Awards ($)[2][3] (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Charles G. Curtis	$ 11,250	–	$ 23,025	–	–	–	$ 34,275
Gene A. Strasheim	15,000 [4]	–	23,025	–	–	–	38,025
William F. Hughes	11,250	–	23,025	–	–	–	34,275
Richard L. Yadon	11,250	–	23,025	–	–	–	34,275
Alan A. Baker	11,250	–	23,025	–	–	–	34,275
John W. Chisholm	11,250	–	23,025	–	–	–	34,275

(1) Our non-employee Directors are paid a quarterly cash fee for their attendance at each meeting of our Board of Directors. The cash fee payable to our non-employee Directors is $3,750 per quarter. Each of our non-employee Directors received a cash fee payment of $3,750 for the first three quarters in 2008 totaling $11,250.

(2) On March 18, 2008, each of our non-employee Directors was granted a stock option to purchase 2,500 shares of common stock at an exercise price of $20.48 per share, the closing price of our common stock on March 18, 2008. These stock options were granted under our 1998 Stock Option Plan. The stock options are exercisable for a term of ten years from the date of grant and are exercisable immediately upon being granted.

(3) The amounts set forth in column (d) represent the dollar amounts we recognized for financial statement reporting purposes for 2008 in accordance with FAS 123(R) with respect to the stock options granted to our non-employee Directors. The grant date fair value, as calculated in accordance with FAS 123(R), for the stock options granted to our non-employee Directors in 2008 was $23,025 for each option grant.

(4) Mr. Strasheim served as the Chairman of the Audit Committee in 2008, and as a result, he received an additional cash fee of $1,250 per quarter for the first three quarters totaling $3,750.

Cash Compensation Paid to Directors

We pay our non-employee Directors a quarterly cash fee for their attendance at each meeting of our Board of Directors. The cash fee payable to our non-employee Directors is $3,750 per quarter. In addition, the Chairman of the Audit Committee is entitled to an additional quarterly cash fee in the amount of $1,250.

Equity Based Compensation Paid to Directors

Historically, each non-employee Director receives an annual stock option award covering 2,500 shares of our common stock for their services as a Director. The options granted to our non-employee Directors are granted under our 1998 Stock Option Plan. The options typically vest immediately and are exercisable for a term of 10 years from the date of grant, subject to earlier termination upon the occurrence of certain events. The options issued to our non-employee Directors have an exercise price equal to the closing price of our common stock on the date of grant.

Directors who are employees of Natural Gas Services Group do not receive any compensation for their services as Directors.

Other

All Directors are reimbursed for their expenses incurred in connection with attending meetings.

Natural Gas Services Group provides liability insurance for its Directors and officers. The cost of this coverage for 2008 was approximately $81,000.

We do not offer non-employee Directors travel accident insurance, life insurance or a pension or retirement plan.

Compensation Agreements with Management

On October 25, 2008, we entered into a new five year employment agreement with Stephen C. Taylor, our President, Chief Executive Officer and Chairman of the Board. We initially employed Mr. Taylor in January 2005 and the terms of his employment were governed by a verbal arrangement until August 2005 when we negotiated and entered into a written employment agreement with him. That employment agreement with Mr. Taylor expired according to its own terms on January 13, 2008, and Mr. Taylor has been working since then without a written contract.

The new employment agreement provides for, among other things:

- an annual base salary of $275,000;

- an annual bonus of up to 50% of Mr. Taylor's annual base salary based upon and subject to parameters established by our Board of Directors or Compensation
  Committee (although higher bonus amounts may be awarded);

- an award to Mr. Taylor of stock options exercisable to acquire a minimum of 30,000 shares of common stock, or equivalent equity awards, each year on the
  anniversary of his employment; and

- participation in health and other plans generally offered to our employees.

The agreement contains provisions restricting the use of confidential information, requiring that business opportunities and intellectual property developed by Mr. Taylor become our property; and a limited two-year non-compete clause following the date he ceases to be employed by us.

The agreement is subject to termination upon (i) certain fundamental changes (such as a merger or dissolution of the Company, sale of substantially all of our assets, certain reorganizations, or demotion without cause); (ii) the death or mental or physical incapacity of Mr. Taylor or inability of Mr. Taylor to perform the services he has been hired to provide; (iii) the voluntary resignation or retirement of Mr. Taylor; or (iv) the termination of Mr. Taylor's employment for cause within the meaning of the agreement. The employment agreement also provides that he is entitled to certain severance benefits if his employment is terminated as the result of a fundamental change or for any other reason, but excluding the following (unless otherwise authorized by our Board of Directors):

- for cause;

- the mental or physical incapacity or inability of Mr. Taylor to perform his duties for a period of 120 or more consecutive days or for multiple periods totaling
  180 or more days during any twelve-month period;

- the death of Mr. Taylor; or

- the voluntary retirement or resignation of Mr. Taylor.

The severance benefits provided to Mr. Taylor upon the occurrence of a fundamental change include:

- a single lump sum cash payment equal to the amount owed through the remaining term of the employment agreement (but not less than 300% of his annual base salary in effect on the date of termination of his employment);

- immediate vesting of all unvested stock options or other equity awards;

- continued health care and insurance benefits and premium payments for a period of 36 months from the date of termination;

- the sum of (i) all bonus or incentive compensation amounts not yet paid but due and owing at the time of termination of employment, and (ii) any bonus or incentive compensation amounts which would have been payable to Mr. Taylor under the employment agreement calculated in a manner as if Mr. Taylor had remained employed by the Company during the remaining term of the agreement and earned the maximum award level possible; provided, however, that such amount due under item (ii) shall not be less than 300% of the annual bonus or incentive compensation amount that would have been due in the year of termination (once again calculated in a manner as if Mr. Taylor had remained employed by the Company for the remainder of the year and earned the maximum award level possible); and

- immediate vesting of stock options (or other equity awards) and any other compensation or incentive plans that Mr. Taylor contributed to at the date of termination, except to the extent covered by the benefits listed above.

We do not have any written employment agreements with our other executive officers.

Limitation on Directors' and Officers' Liability

Our Articles of Incorporation provide our officers and Directors with certain limitations on liability to us or any of our shareholders for damages for breach of fiduciary duty as a Director or officer involving certain acts or omissions of any such Director or officer.

This limitation on liability may have the effect of reducing the likelihood of derivative litigation against Directors and officers and may discourage or deter shareholders or management from bringing a lawsuit against Directors and officers for breach of their duty of care even though such an action, if successful, might otherwise have benefited our shareholders and us.

Our Articles of Incorporation and bylaws provide certain indemnification privileges to our Directors, employees, agents and officers against liabilities incurred in legal proceedings. Also, our Directors, employees, agents or officers who are successful, on the merits or otherwise, in defense of any proceeding to which he or she was a party, are entitled to receive indemnification against expenses, including attorneys' fees, incurred in connection with the proceeding.

We are not aware of any pending litigation or proceeding involving any of our Directors, officers, employees or agents as to which indemnification is being or may be sought, and we are not aware of any other pending or threatened litigation that may result in claims for indemnification by any of our Directors, officers, employees or agents.

Even though we maintain Directors and officers' liability insurance, the indemnification provisions contained in the Articles of Incorporation and bylaws of Natural Gas Services Group remain in place.

Related Person Transactions

In October 2004, we entered into a Stock Purchase Agreement with Screw Compression Systems, Inc. or "SCS", and the three stockholders of SCS, Paul D. Hensley, James R. Hazlett and Tony Vohjesus. Under this agreement, we purchased all of the outstanding shares of capital stock of SCS from Messrs. Hensley, Hazlett and Vohjesus. The acquisition was completed on January 3, 2005 and SCS was subsequently merged into Natural Gas Services Group in June 2007.

Under the terms of the Stock Purchase Agreement, we appointed Mr. Hensley as a Director of Natural Gas Services Group in January 2005 to fill a vacancy existing on its Board of Directors, to hold office until the 2005 annual meeting of shareholders. On January 3, 2005, Mr. Hensley entered into a three year employment agreement with SCS. Mr. Hensley was elected as a Director of Natural Gas Services Group at the annual meeting of shareholders held in June 2005. In 2007, in addition to serving as President of SCS, Mr. Hensley also served as a Director of SCS and as a Director and Senior Vice President – Technology of Natural Gas Services Group. Mr. Hazlett entered into a three year employment agreement with SCS to serve as one of its Vice Presidents on January 3, 2005 and became Vice President ─ Technical Services of Natural Gas Services Group in June 2005. Mr. Vohjesus entered into a three year employment agreement with SCS on January 3, 2005 and was employed by SCS as a Vice President during 2007. The employment agreements with Messrs. Hensley, Hazlett and Vohjesus expired according to their own terms on January 3, 2008. However, Mr. Hensley continues to serve as a Director and Senior Vice President – Technology of Natural Gas Services Group; Mr. Hazlett continues to serve as Vice President – Technical Services of Natural Gas Services Group; and Mr. Vohjesus serves as Manager of Operations – Tulsa for Natural Gas Services Group.

When we acquired SCS, and based on Mr. Hensley's pro rata ownership of SCS, he received $5.6 million in cash; 426,829 shares of Natural Gas Services Group common stock; and a promissory note issued by Natural Gas Services Group in the principal amount of $2.1 million, bearing interest at the rate of 4.00% per annum, maturing January 3, 2008 and secured by a letter of credit in the initial aggregate face amount of $1.4 million. Mr. Hazlett received $800,000 in cash; 60,976 shares of Natural Gas Services Group common stock; and a promissory note in the principal amount of $300,000, bearing interest at the rate of 4.00% per annum, maturing January 3, 2008 and secured by a letter of credit in the initial aggregate face amount of $200,000. Mr. Vohjesus received $1.6 million in cash 121,951 shares of Natural Gas Services Group common stock; and a promissory note in the principal amount of $600,000, bearing interest at the rate of 4.00% per annum, maturing January 3, 2008 and secured by a letter of credit in the initial aggregate face amount of $400,000. The promissory notes were payable in three equal annual installments, with the first installment due and payable on January 3, 2006. Subject to the consent of the holder of each respective note, principal payments could be made by Natural Gas Services Group in shares of common stock valued at the average daily closing prices of the common stock on the American Stock Exchange for the twenty consecutive trading days commencing thirty days before the due date of the principal payment, or by combination of cash and shares of common stock. On January 3, 2006, Mr. Hensley received $700,000 in principal and $84,000 in interest; Mr. Hazlett received $100,000 in principal and $12,000 in interest; and Mr. Vohjesus received $200,000 in principal and $24,000 in interest. On January 3, 2007, Mr. Hensley received $700,000 in principal and $56,000 in interest; Mr. Hazlett received $100,000 in principal and $8,000 in interest; and Mr. Vohjesus received $200,000 in principal and $16,000 in interest. On January 3, 2008, Mr. Hensley received $700,000 in principal and $28,000 in interest; Mr. Hazlett received $100,000 in principal and $4,000 in interest; and Mr. Vohjesus received $200,000 in principal and $8,000 in interest. After the January 3, 2008 payments, the promissory notes held by Messrs. Hensley, Hazlett, and Vohjesus were fully paid and discharged and the letters of credit expired by their own terms.

Under terms of a Stockholders' Agreement entered into as required by the Stock Purchase Agreement, for a period of two years following the closing, each of Messrs. Hensley, Hazlett and Vohjesus had the right, subject to certain limitations, to include or "piggyback" the shares of common stock he received in the transaction in any registration statement we filed with the Securities and Exchange Commission. The Stockholders' Agreement also provided that Messrs. Hensley, Hazlett and Vohjesus will not for a period of three years acquire or agree, offer, seek or propose to acquire beneficial ownership of any assets or businesses or any additional securities issued by us, or any rights or options to acquire such ownership; contest any election of directors by the stockholders of Natural Gas Services Group; or induce or attempt to induce any other person to initiate any stockholder proposal or a tender offer for any of our voting securities; or enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing. This three year restriction expired in January 2008.

Procedures for Reviewing Certain Transactions

On March 7, 2007, we adopted a written policy for the review, approval or ratification of related party transactions. All of our officers, Directors and employees are subject to the policy. Under this policy, the Audit Committee will review all related party transactions for potential conflict of interest situations. Generally, our policy defines a "related party transaction" as a transaction in which we are a participant and in which a related party has an interest. A "related party" is:

- a Director, officer or employee of Natural Gas Services Group or a nominee to become a Director;

- an owner of more than 5% of our outstanding common stock;

- certain family members of any of the above persons; and

- any entity in which any of the above persons is employed or is a partner or principal or in which such person has a 5% or greater ownership interest.

Approval Procedures

Before entering into a related party transaction, the related party or the department within Natural Gas Services Group responsible for the potential transaction must notify the Chief Executive Officer or the Audit Committee of the facts and circumstances of the proposed transaction. If the amount involved is equal to or less than $100,000, the proposed transaction will be submitted to the Chief Executive Officer. If the amount involved exceeds $100,000, the proposed transaction will be submitted to the Audit Committee. Matters to be submitted will include:

- the related party's relationship to Natural Gas Services Group and interest in the transaction;

- the material terms of the proposed transaction;

- the benefits to Natural Gas Services Group of the proposed transaction;

- the availability of other sources of comparable properties or services; and

- whether the proposed transaction is on terms comparable to terms available to an unrelated third party or to employees generally.

The Chief Executive Officer or the Audit Committee, as applicable, will then consider all of the relevant facts and circumstances available, including the matters described above and, if applicable, the impact on a director's independence. Neither the Chief Executive Officer nor any member of the Audit Committee is permitted to participate in any review, consideration or approval of any related party transaction if such person or any of his or her immediate family members is the related party. After review, the Chief Executive Officer or the Audit Committee, as applicable, may approve, modify or disapprove the proposed transaction. Only those related party transactions that are in, or are not inconsistent with, the best interests of Natural Gas Services and its shareholders will be approved.

Ratification Procedures

If an officer or Director of Natural Gas Services Group becomes aware of a related party transaction that has not been previously approved or ratified by the Chief Executive Officer or the Audit Committee then, if the transaction is pending or ongoing, the transaction must be submitted, based on the amount involved, to either the Chief Executive Officer or the Audit Committee and the Chief Executive Officer or the Audit Committee will consider the matters described above. Based on the conclusions reached, the Chief Executive Officer or the Audit Committee, as applicable, will evaluate all options, including ratification, amendment or termination of the related party transaction. If the transaction is completed, the Chief Executive Officer or the Audit Committee will evaluate the transaction, taking into account the same factors as described above, to determine if rescission of the transaction or any disciplinary action is appropriate, and will request that we evaluate our controls and procedures to determine the reason the transaction was not submitted to the Chief Executive Officer or the Audit Committee for prior approval and whether any changes to the procedures are recommended.

PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of April 22, 2009, the beneficial ownership of our common stock by (1) each of our Directors (and nominees for Director); (2) each of our executive officers; (3) all of our executive officers and Directors (and nominees) as a group; and (4) each person known by us to beneficially own more than five percent of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
Alan A. Baker 2702 Briar Knoll Court Sugar Land, Texas 77479	8,125[2]	*
John W. Chisholm 539 Green Isle Beach Montgomery, Texas 77356	8,125[3]	*
Charles G. Curtis 1 Penrose Lane Colorado Springs, Colorado 80906	71,982[4]	*
Paul D. Hensley 3005 N. 15th Street Broken Arrow, Oklahoma 74012	250,000	2.07%
William F. Hughes, Jr. 42921 Normandy Lane Lancaster, California 93536	187,625[5]	1.55%
Gene A. Strasheim 165 Huntington Place Colorado Springs, Colorado 80906	19,125[6]	*
Stephen C. Taylor 2911 South County Road 1260 Midland, Texas 79701	74,333[7]	*
Richard L. Yadon 4444 Verde Glen Ct. Midland, Texas 79707	195,125[8]	1.61%
Earl R. Wait 508 West Wall Street, Suite 550 Midland, Texas 79701	34,203[9]	*
James R. Hazlett 508 West Wall Street, Suite 550 Midland, Texas 79701	25,000	*
Keeley Asset Management Corp. 401 South LaSalle Street Chicago, Illinois 60605	1,820,000[10]	15.04%
Barclays Global Investors, NA Barclays Global Funds Advisors 400 Howard Street San Francisco, California 94105	704,377[11]	5.82%
All Directors (and nominees) and executive officers as a group (10 persons)	993,198[12]	8.13%

_____
* Less than one percent.

(1) The number of shares listed includes all shares of common stock owned by, or which may be acquired within 60 days of April 22, 2009 upon exercise of warrants and options held by the shareholder (or group). Beneficial ownership is calculated in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, all shares of common stock are held directly with sole voting and investment powers. As of April 22, 2009, none of the shares of common stock owned by our officers and Directors had been pledged as collateral to secure repayment of loans.

(2) Includes 5,625 shares of common stock that may be acquired upon exercise of a stock option granted under our 1998 Stock Option Plan.

(3) All of such shares of common stock may be acquired upon exercise of stock options granted under our 1998 Stock Option Plan.

(4) Includes 18,125 shares of common stock that may be acquired upon exercise of stock options granted under our 1998 Stock Option Plan.

(5) Includes 170,500 shares of common stock indirectly owned by Mr. Hughes through the William and Cheryl Hughes Family Trust and 15,625 shares that may be acquired upon exercise of stock options granted under our 1998 Stock Option Plan. Mr. and Mrs. Hughes are co-trustees of the William and Cheryl Hughes Family Trust and have shared voting and investment powers with respect to the shares held by the trust. Mr. and Mrs. Hughes are beneficiaries of the trust along with their two children.

(6) Includes 13,125 shares of common stock that may be acquired upon exercise of stock options granted under our 1998 Stock Option Plan.

(7) Includes 73,333 shares of common stock that may be acquired upon exercise of stock options granted to Mr. Taylor as an inducement for his employment and under our 1998 Stock Option Plan.

(8) Includes 15,625 shares of common stock that may be acquired upon exercise of stock options granted under our 1998 Stock Option Plan.

(9) Includes 15,333 shares of common stock that may be acquired upon exercise of stock options granted under our 1998 Stock Option Plan.

(10) As reported in Amendment No. 3 to Schedule 13G filed with the Securities and Exchange Commission on February 12, 2009, Keeley Asset Management Corp., an investment adviser, and Keeley Small Cap Value Fund, Inc., an investment company, have shared voting and dispositive powers with respect to such shares.

(11) As reported in Schedule 13G filed with the Securities and Exchange Commission on February 5, 2009.

(12) Includes 126,666 shares of common stock that may be acquired upon exercise of stock options.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Directors and officers to file periodic reports of beneficial ownership with the Securities and Exchange Commission. These reports show the Directors and officers' ownership, and the changes in ownership, of common stock and other equity securities of Natural Gas Services Group.

Based on a review of Section 16(a) filings, all transactions in our equity securities required to be reported by Section 16(a) of the Securities Exchange Act of 1934, as amended, were reported on a timely basis, except that Form 4 reports for each of our outside directors were inadvertently not filed in connection with the Company's March 2008 annual grant of stock options for 2,500 shares of Company common stock to its outside directors. The error was not discovered until April 2009 and the appropriate Form 4's were filed in April 2009.

REPORT OF THE AUDIT COMMITTEE

Our Audit Committee is responsible for overseeing the integrity of Natural Gas Services Group's financial statements; financial reporting processes; compliance with legal and regulatory requirements; the independent auditor's qualifications and independence; and the performance of Natural Gas Services Group's internal accounting functions and independent auditors.

Our independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee reviews with management our consolidated financial statements and management's assessment of internal controls over financial reporting; reviews with the independent registered accounting firm their independent report of independent registered public accounting firm; and reviews the activities of the independent registered public accounting firm. The Audit Committee selects our independent registered public accounting firm each year. The Audit Committee also considers the adequacy of our internal controls and accounting policies. The chairman and members of the Audit Committee are all independent Directors of our Board of Directors within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual.

The Audit Committee has reviewed and discussed our audited financial statements with management of Natural Gas Services Group. The Audit Committee has discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as amended. In addition, the Audit Committee has received the written disclosures and the letter from our independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with the independent registered public accounting firm matters pertaining to their independence. Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for 2008 for filing with the Securities and Exchange Commission. The Audit Committee and Board of Directors has also selected Hein & Associates LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

Respectfully submitted by the Audit Committee,

Gene A. Strasheim, Chairman
Charles G. Curtis
William F. Hughes, Jr.

PROPOSAL 2 – APPROVAL OF THE NATURAL GAS SERVICES GROUP
2009 RESTRICTED STOCK/UNIT PLAN

The Board of Directors Recommends a VOTE FOR this Proposal

Shareholders are being asked to approve the Company's 2009 Restricted Stock/Unit Plan (the "2009 Plan"). An affirmative vote of a simple majority of the shares represented at the Annual Meeting, in person or by proxy, is necessary for approval of the 2009 Plan.

The purpose of the 2009 Plan is to retain employees and directors of the Company having experience and ability, to attract new employees and directors whose services are considered valuable, to encourage the sense of proprietorship, and to stimulate the active interest of such persons in the development and financial success of the Company. We believe that grants of restricted stock and restricted stock units are an increasingly important means to retain and compensate employees and directors. The 2009 Plan became effective upon its adoption, but its continuance is subject to approval by the Company's shareholders. No awards have yet been granted under the 2009 Plan.

If approved by the shareholders, a total of 300,000 shares of Company common stock will be initially reserved for issuance under the 2009 Plan, subject to adjustment as described below.

A general description of the principal terms of the 2009 Plan as proposed is set forth below. This description is qualified in its entirety by the terms of the 2009 Plan, a copy of which is attached to this Proxy Statement as Appendix A and is incorporated herein by reference.

General Description

Shares Reserved for Issuance under the 2009 Plan. If approved by the shareholders, a total of 300,000 shares of Company common stock will be initially reserved for issuance under the 2009 Plan. The number of shares of Company common stock available under the 2009 Plan will be subject to adjustment in the event of a stock split, stock or other extraordinary dividend, or other similar change in the Company common stock or capital structure of the Company.

Administration. The Plan is administered by the plan administrator, defined as one or more committees the Company designates consisting of independent directors. The draft of the Plan appoints the Company's Compensation Committee as the administrator (the "Committee").

Generally, the Committee has the authority, in its discretion, (a) to select officers, directors and employees to whom awards may be granted from time to time, (b) to determine whether and to what extent, awards are granted, (c) to determine the number of shares of Company common stock, or the amount of other consideration to be covered by each award, (d) to approve award agreements for use under the Plan, (e) to determine the terms and conditions of any award (including the vesting schedule applicable to the award), (f) to amend the terms of any outstanding award granted under the Plan, (g) to construe and interpret the terms of the Plan and awards granted, and (h) to take such other action not inconsistent with the terms of the Plan, as the Committee deems appropriate.

Types of Awards; Eligibility. Awards of restricted stock and restricted stock units (RSUs) may be granted under the Plan. Awards of restricted stock are shares of Company common stock that are awarded subject to such restrictions on transfer as the Committee may establish. Awards of RSUs are units valued by reference to shares of common stock that entitle a participant to receive, upon the settlement of the unit, one share of Company common stock for each unit. Awards may be granted to officers, directors and employees of the Company and its related entities, if any. Each award granted under the Plan shall be designated in an award agreement.

Terms and Vesting of Awards. As noted above, the Committee determines the terms and conditions of each award granted to a participant, including the restrictions applicable to shares underlying awards of restricted stock and the dates these restrictions lapse and the award vests, as well as the vesting and settlement terms applicable to RSUs. When an award vests, the Company delivers to the participant a certificate for the number of shares without any legend or restrictions (except as necessary to comply with applicable state and federal securities laws.)

37

In addition to time-based vesting requirements, the Committee is also authorized to establish performance goals in order for awards to vest. For instance, quantitative performance standards, including, financial measurements such as (a) increase in share price, (b) earnings per share, (c) total shareholder return, (d) operating margin, (e) gross margin, (f) return on equity, (g) return on assets, (h) net operating income, (i) pre-tax profit, (j) cash flow, (k) revenue, (l) expenses, (m) EBITDA, and (n) numbers of customers for various services and products offered by the Company, or other performance goal requirements may be adopted by the Committee and set forth in the particular restricted stock or RSU agreement which must be met in order for shares to vest.

Termination of Service. Unless otherwise set forth in an individual award agreement, the Plan and forms of award agreements provide that in the event a participant's continuous service with the Company terminates as a result of death, disability or retirement (an "Acceleration Event"), unvested shares or RSUs at the time of termination due to an Acceleration Event will immediately become vested, but only to the extent that such unvested shares or RSUs would have vested within the 12 months following the Acceleration Event. However, the Committee may revise this default provision on an individual basis as it deems advisable. For example, the Committee could elect to accelerate vesting for all unvested shares and/or RSUs upon the occurrence of an Acceleration Event, or conversely provide that all unvested shares and/or RSUs are forfeited upon the occurrence of an Acceleration Event. In the case of a termination of service other than by an Acceleration Event, any unvested shares of RSUs will immediately become null and void, except that with respect to Restricted Stock awards, the Board of Directors may vest any or all unvested shares in its discretion in the case of any termination of service.

In addition, subject to revision by the Committee, the default provisions of the Plan and form of award agreements provide that a Change of Control triggers accelerated vesting of all shares or units. Under the 2009 Plan, a Change in Control Event is generally defined as:

- a complete liquidation or dissolution;

- acquisition of 50% or more of the Company's stock by any individual or entity including by tender offer or a reverse merger;

- a merger or consolidation in which the Company is not the surviving entity; or

- during any period not longer than 12 consecutive months, members of the Board who at the beginning of such period cease to constitute at least a majority of the Board, unless the election, or the nomination for election of each new Board member, was approved by a vote of at least 3/4 of the Board members then still in office who were Board members at the beginning of such period.

Restricted Stock. Under an award of restricted stock, the Company issues shares of Company common stock in the participant's name; however the participant's rights in the stock are restricted until the shares vest. If the vesting requirements are not met prior to the end of the vesting period, the shares are forfeited. In connection with an award of restricted stock, since actual shares are issued and outstanding, the participant is legally entitled to vote the shares and receive any dividends declared and paid on the Company's common stock prior to the satisfaction of the vesting requirements. However, as discussed above, Participant's who hold unvested restricted stock may not sell, assign or transfer such shares until they have vested. The grant of restricted stock will subject the recipient to ordinary compensation income on the difference between the amount paid for such stock and the fair market value of the shares on the date that the restrictions lapse. This income is subject to withholding for federal income and employment tax purposes. The Company is entitled to an income tax deduction in the amount of the ordinary income recognized by the recipient, subject to possible limitations imposed by Section 162(m) of the Code, and so long as the Company withholds the appropriate taxes with respect to such income (if required), and the recipient's total compensation is deemed reasonable in amount. Any gain or loss on the recipient's subsequent disposition of the shares will receive long or short-term capital gain or loss treatment depending on how long the stock has been held since the restrictions lapsed. The Company does not receive a tax deduction for any such gain.

Recipients of restricted stock may make an election under Section 83(b) of the Code ("Section 83(b) Election") to recognize, as ordinary compensation income in the year that such restricted stock is granted, the amount equal to the spread between the amount paid for such stock and the fair market value on the date of the issuance of the stock. If such an election is made, the recipient recognizes no further amounts of compensation income upon the lapse of any restrictions and any gain or loss on subsequent disposition will be long or short-term capital gain to the recipient. The Section 83(b) Election must be made within thirty (30) days from the time the restricted stock is issued.

Restricted Stock Units. Like a restricted stock award, a restricted stock unit is a grant valued in terms of Company common stock. Unlike a restricted stock award, no Company common stock is issued at the time the RSU award is granted. Instead, the award is a mere promise to deliver shares of Company common stock upon satisfaction of the vesting requirements. Upon satisfaction of the vesting requirements of the award, the Company then issues and delivers the number of shares subject to the award. If the vesting requirements are not satisfied prior to the end of the vesting period, the units expire and no shares are issued. Since shares of Company common stock are not issued in connection with RSUs until such time as the vesting conditions have been satisfied, participants in the Plan who receive awards of RSUs will not have any voting rights and will not be entitled to dividends until such time as the units vest and shares of Company common stock are issued.

Recipients of RSUs generally should not recognize income until such units are converted into shares of stock. Upon conversion, the recipient will normally recognize taxable ordinary income for federal income tax purposes equal to the amount of the fair market value of the shares. Recipients who are employees will be subject to withholding for federal income and employment tax purposes with respect to income recognized upon conversion of the restricted stock units. Participants will recognize gain upon the disposition of any shares received upon conversion of the restricted stock units equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long or short-term capital gain depending on whether the shares were held for more than one year. The Company will be entitled to a tax deduction to the extent and in the year that ordinary income is recognized by the recipient, subject to possible limitations imposed by Section 162(m) of the Code, and so long as the Company withholds the appropriate taxes with respect to such income (if required), and the recipient's total compensation is deemed reasonable in amount.

Restricted stock units also can be considered non-qualified deferred compensation and subject to the new Section 409A of the Code. A grant of restricted stock units that does not meet the requirements of Code Section 409A will result in an additional 20% tax obligation, plus penalties and interest to such recipient.

Amendment, Suspension or Termination of the Plan. The Company may at any time amend, suspend or terminate the Plan. The Plan will be for a term of ten (10) years unless sooner terminated. Awards may be granted under the Plan upon it becoming effective, but awards granted prior to obtaining shareholder approval will be rescinded if the shareholders do not approve the Plan. The Company may amend the Plan subject to compliance with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, and the rules of the NYSE (or such other stock exchange as the Company's common stock may traded upon at the time.)

Transferability of Awards. Under the 2009 Plan, awards are transferable by will and by the laws of descent and distribution, and during the lifetime of a participant, to the extent and in the manner authorized by the Committee. The 2009 Plan permits the designation of beneficiaries by holders of awards.

Section 162(m) of the Code. Under Code Section 162(m), no deduction is allowed in any taxable year of the Company for compensation in excess of $1 million paid to the Company's "covered employees." An exception to this rule applies to compensation paid to a covered employee pursuant to a stock incentive plan approved by shareholders and that specifies, among other things, the maximum number of shares with respect to which restricted stock and restricted stock units may be granted to eligible participants under such plan during a specified period. In order for restricted stock and restricted stock units to qualify as performance-based compensation, the Committee must establish a performance goal with respect to such award in writing not later than 90 days after the commencement of the services to which it relates and while the outcome is substantially uncertain. In addition, the performance goal must be stated in terms of an objective formula or standard.

Under the current version of Code Section 162(m), a "covered employee" is the Company's chief executive officer and the four other most highly compensated officers of the Company. The Internal Revenue Service ("IRS") is expected to release shortly guidance that may expand the definition of a "covered employee" to be consistent with recent changes under the reporting and disclosure rules of the Securities Exchange Act of 1934. The new reporting rules require disclosure for the chief executive officer, the chief financial officer (regardless of compensation), and the next three highest paid officers. Therefore, once the IRS issues the expected guidance, the Company will apply such guidance to its covered employees for the purposes of Section 162(m).

The maximum number of shares with respect to which awards of restricted stock and restricted stock units that are intended to be performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), that may be granted to a participant during a calendar year is 25,000 shares. The foregoing limitation shall be adjusted proportionately by the Committee in connection with any change in the Company's capitalization due to a stock split, stock dividend, or similar event affecting Company common stock and its determination shall be final, binding and conclusive.

Change in Capitalization. Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by outstanding awards, the number of shares of Common Stock that have been authorized for issuance under the 2009 Plan, the exercise or purchase price of each outstanding award, the maximum number of shares of Common Stock that may be granted subject to awards to any participant in a calendar year, and the like, shall be proportionally adjusted by the Committee in the event of: (i) any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, stock dividend, combination or reclassification or similar event affecting the Common Stock of the Company; (ii) any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; or (iii) any other transaction with respect to Common Stock including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete), distribution of cash or other assets to shareholders other than a normal cash dividend, or any similar transaction; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Except as the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number of shares of Common Stock subject to an award.

New Plan Benefits. Awards under the 2009 Plan are subject to the discretion of the Committee, and no determination has been made as to the types or amounts of awards that will be granted in the future to specific individuals pursuant to the 2009 Plan. Therefore, it is not possible to determine the future benefits that will be received by participants.

Market Price of the Company's Common Stock. The closing market price of our common stock as reported on the New York Stock Exchange for April 22, 2009 was $10.14 per share.

**PROPOSAL 3 – AMENDMENT OF THE NATURAL GAS SERVICES GROUP
1998 STOCK OPTION PLAN**

The Board of Directors Recommends a VOTE FOR this Proposal

History of the Plan and Description of the Proposed Amendment

On December 18, 1998, the Board of Directors adopted the 1998 Stock Option Plan of Natural Gas Services Group, Inc. (the "1998 Plan"), and directed that the 1998 Plan be submitted to the shareholders for approval. The 1998 Plan became effective when it received such approval on December 18, 1998. On May 9, 2006, the Compensation Committee of the Board of Directors voted to amend the 1998 Plan and the amendments were approved by our shareholders at our 2006 Annual Meeting of Shareholders. The 2006 amendments, among other things, extended the 1998 Plan until March 1, 2016 and increased the number of shares of common stock issuable under the Plan from 150,000 to 550,000.

On April 15, 2009, the Compensation Committee of the Board of Directors voted to further amend the 1998 Plan to add an additional 200,000 shares of common stock to the Plan, thereby authorizing the issuance of up to 750,000 shares of common stock under the Plan.

The amendment will become effective if a majority of the votes cast are in favor of the proposal. If the amendment is not approved, the 1998 Plan will remain in force but limited to the issuance of up to 550,000 shares of common stock.

The purposes of the 1998 Plan, which are unchanged by the proposed amendment, are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of our business.

Summary Description of the 1998 Plan

The following summary of the 1998 Plan, as amended, is qualified in its entirety by reference to the text of the 1998 Plan, as amended, which is attached as Exhibit A. The 1998 Plan has been and will continue to be administered by the Compensation Committee of the Board of Directors. The Compensation Committee has full and final authority, in its discretion, to grant incentive stock options or non-statutory stock options, to select the persons who would be granted stock options and determine the number of shares subject to each option, the duration and exercise period of each option and the terms and conditions of each option granted.

The Major Provisions of the 1998 Plan as amended are as follows:

Eligibility. The Compensation Committee is authorized to grant stock options to any person selected by the Compensation Committee, including employees, officers who are also directors of Natural Gas Services Group, directors who are not employees of Natural Gas Services Group and consultants. Incentive stock options may be granted only to employees of Natural Gas Services Group.

Option Price. The option exercise price for shares of common stock issued upon exercise of an option is such price as is determined by the Compensation Committee. However, for incentive stock options granted to employees the option price will be not less than 100% of the fair market value of the Company's common stock on the date the option is granted, except that if an incentive stock option is granted to an employee who owns more than 10% of our outstanding common stock, the option price will be not less than 110% of the fair market value of the common stock on the date of grant. Fair market value for purposes of the 1998 Plan is the closing price of the common stock as reported on the New York Stock Exchange on the relevant date.

Duration of Options. Each stock option will terminate on the date fixed by the Compensation Committee, which shall be not more than ten years after the date of grant. However, in the case of an incentive stock option granted to an employee who, at the time the option is granted, owns stock representing more than 10% of the our outstanding stock, the term of the option will be five years from the date of grant or such shorter time as may be provided in the stock option agreement.

Exercise Period. In the case of incentive stock options, if an optionee's employment is terminated for any reason, except death or disability, the optionee has three months in which to exercise an option (but only to the extent exercisable on the date of termination) unless the option by its terms expires earlier. If the employment of the optionee terminates by reason of total and permanent disability, the option may be exercised during the period of twelve months following termination of employment. If an optionee dies while an employee or within three months from the date of termination, the right to exercise shall terminate twelve months from the date of death. The options terminate immediately prior to the dissolution or liquidation of Natural Gas Services Group, unless the Compensation Committee gives each optionee the right to exercise his option as to all or any part of the option, including shares as to which the option would not otherwise be exercisable. If we sell all or substantially all of our assets or we merge with or into another entity in a transaction in which it is not the survivor, options will be   assumed or an equivalent option will be substituted by the successor corporation, unless the Compensation Committee determines that the optionee has the right to exercise the option as to all of the shares, including shares as to which the option would not otherwise be exercisable. The Compensation Committee has the right to alter the terms of any option at grant or while outstanding pursuant to the terms of the 1998 Plan.

Payment. Payment for stock purchased on the exercise of a stock option must be made in full at the time the stock option is exercised. The Compensation Committee may, in its discretion, permit payment for the exercise price to be made in cash, check, other shares of common stock having a fair market value on the date of exercise equal to the aggregate exercise price of the shares as to which the option is exercised, or any combination of such methods of payment, or such other consideration and method of payment for the issuance of shares as permitted under the Colorado Business Corporation Act.

Shares That May Be Issued under the 1998 Plan. A maximum of 750,000 shares of our common stock, as may be adjusted as described below, may be issued upon exercise of stock options granted under the 1998 Plan. This number includes the number of shares of Natural Gas' common stock originally authorized in 1998 (150,000 shares) plus the additional shares added in the 2000 amendment (400,000 shares). Consequently, a total of 200,000 additional shares will be authorized pursuant to this proposed amendment. The 200,000 additional shares available represent approximately 1.65% of our common stock issued and outstanding on April 28, 2009. At the date of this proxy statement, 352,931 shares of common stock have already been issued or are subject to currently outstanding stock options, leaving 197,069 shares of common stock available from the 550,000 shares originally authorized. The number of shares available under the 1998 Plan is subject to adjustment in the event of any stock split, stock dividend, recapitalization, spin-off or other similar action. If any stock option terminates or is canceled for any reason without having been exercised in full, the shares of stock not issued will then become available for additional grants of options.

Estimate of Benefits. Generally, awards under the 1998 Plan are subject to the discretion of the Committee, and, except as discussed below, no determination has been made as to the types or amounts of awards that will be granted in the future to specific individuals pursuant to the 2009 Plan. Therefore, it is not possible to determine the future benefits that will be received by all potential participants. However, under our employment agreement with Stephen C. Taylor, our Chief Executive Officer, we are obligated to award to Mr. Taylor stock options exercisable to acquire a minimum of 30,000 shares of common stock, or equivalent equity awards, each year on the anniversary of his employment. In addition, historically, each of our non-employee Directors have receives an annual stock option award covering 2,500 shares of our common stock for their services as a Director. These options granted to our non-employee Directors have been granted in the past under our 1998 Stock Option Plan. However, the Board of Directors is free to modify this annual grant as it deems advisable. Information regarding awards to our Chief Executive Officer and each of our other named executive officers in 2008 is provided on pages 22 and 24 of this proxy statement. In addition, stock options to purchase a total of 15,000 shares were granted to directors who are not employees for 2008.

Federal Income Tax Consequences

Incentive Stock Options. Some of the options granted under the 1998 Plan may constitute "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Under present federal tax regulations, there will be no federal income tax consequences to us or an optionee upon the grant of an ISO, nor will an optionee's exercise of an ISO result in federal income tax consequences to Natural Gas Services Group. Although an optionee will not realize ordinary income upon his exercise of an ISO, the excess of the fair market value of the common stock acquired at the time of exercise over the option price may constitute an adjustment in computing alternative minimum taxable income under Section 56 of the Code and, thus, may result in the imposition of the "alternative minimum tax" pursuant to Section 55 of the Code on the optionee. If an optionee does not dispose of common stock acquired through an ISO within one year of the ISO's date of exercise, any gain realized upon a subsequent disposition of common stock will constitute long-term capital gain to the optionee. If an optionee disposes of the common stock within such one-year period, an amount equal to the lesser of (i) the excess of the fair market value of the common stock on the date of exercise over the option price or (ii) the actual gain realized upon such disposition will constitute ordinary income to the optionee in the year of the disposition. An additional gain upon such disposition will be taxed as short-term capital gain. We will receive a deduction in the amount equal to the amount constituting ordinary income to an optionee.

Non-statutory Options. Certain stock options which do not constitute ISOs ("non-statutory options") may also be granted under the 1998 Plan. Under present federal income tax regulations, there will be no federal income tax consequences to us or the optionee upon the grant of a non-statutory option. However, the optionee will realize ordinary income upon the exercise of a non-statutory option in an amount equal to the excess of the fair market value of the common stock acquired upon the exercise of such option over the option price, and we will receive a corresponding deduction. The gain, if any, realized upon a subsequent disposition of such common stock will constitute short- or long-term capital gain, depending on the optionee's holding period.

The federal income tax consequences described in this section are based on laws and regulations in effect on the date of this proxy statement, and there is no assurance that the laws and regulations will not change in the future and affect the tax consequences of the matters discussed in this section.

Termination of and Amendments to the 1998 Plan

The Board of Directors may terminate or amend the 1998 Plan from time to time in any manner permitted by applicable laws and regulations, except that no additional shares of our common stock may be allocated to the 1998 Plan and no change in the class of employees eligible to receive incentive stock options or any other material amendment to the 1998 Plan may be made without the approval of the shareholders.

Market Price of the Company's Common Stock

 The closing market price of our common stock as reported on the New York Stock Exchange for April 22, 2009 was $10.14 per share.

PROPOSAL 4 – RATIFICATION OF REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has reappointed the firm of Hein & Associates LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009. If the shareholders do not ratify this appointment, the Audit Committee may consider other independent registered public accounting firms or continue the appointment of Hein & Associates LLP. Shareholder ratification of the appointment is not required under the laws of the State of Colorado, but the Board believes it is important to allow the shareholders to vote on this proposal.

Representatives of Hein & Associates LLP are expected to be present at the Annual Meeting of Shareholders and will have an opportunity to make a statement at the Annual Meeting if they desire to do so. It is expected that such representatives will be available to respond to appropriate questions.

The Board of Directors recommends that the shareholders vote "for" the ratification of the reappointment of Hein & Associates LLP as Natural Gas Services Group's independent registered public accounting firm for the fiscal year ending December 31, 2009.

Principal Accountant Fees

Our principal accountant for the fiscal years ended December 31, 2008, 2007 and 2006 was Hein & Associates LLP.

Audit Fees

The aggregate fees billed for professional services rendered by Hein & Associates LLP for the audit of our financial statements for our fiscal years ended December 31, 2008, 2007 and 2006 and the review of the financial statements on Forms 10-Q for the fiscal quarters in such fiscal years were approximately $288,000, $312,000 and $265,000, respectively. These fees also include update audit procedures performed by Hein & Associates LLP for the issuance of consents for the inclusion of audit opinions in various registration statements we filed with the Securities and Exchange Commission during these years and consultation regarding Sarbanes-Oxley internal controls implementation.

Audit Related Fees

During the years ended December 31, 2008 and 2007, there were no audit related fees. The aggregate fees billed for assurance and related services by Hein & Associates LLP during our fiscal year ended December 31, 2006 was approximately $50,000. These fees were mainly related to the procedures performed in connection with a registration statement on Form S-1 filed with the Securities and Exchange Commission.

Tax Fees

We were not billed by Hein & Associates LLP for any tax services during the years ended December 31, 2006, 2007 or 2008.

All Other Fees

No other fees were billed by Hein & Associates LLP, during our fiscal years ended December 31, 2006, 2007 and 2008, other than as described above.

Audit Committee Pre-Approval Policies and Procedures

As of the date of this proxy statement, our Audit Committee has not established general pre-approval policies and as of December 31, 2008, our Audit Committee had not established pre-approval policies and procedures for the engagement of our principal accountant to render audit or non-audit services. However, in accordance with Section 10A(i) of the Exchange Act, our Audit Committee, as a whole, approves the engagement of our principal accountant prior to the accountant rendering audit or non-audit services.

Certain rules of the Securities and Exchange Commission provide that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, subject, however, to a *de minimus* exception contained in the rules. The Audit Committee pre-approved all services provided by Hein & Associates LLP in 2008 and the *de minimus* exception was not used.

SHAREHOLDER PROPOSALS

Under SEC Rule 14a-8, if a shareholder wants us to include a proposal in our proxy statement and form of proxy for presentation at our 2010 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 508 West Wall Street, Suite 550, Midland, Texas 79701 by December 29, 2009, unless the date of our 2010 Annual Meeting of Shareholders is more than 30 days from the anniversary date of our 2009 Annual Meeting of Shareholders, in which case the deadline is a reasonable time before we print and mail our proxy materials for the 2010 Annual Meeting of Shareholders. The proposal should be sent to the attention of the Secretary of Natural Gas Services Group.

The SEC also sets forth procedures under which shareholders may make proposals outside of the process described above in order for a shareholder to introduce an item of business at an Annual Meeting of Shareholders. A proposal may not be presented at the 2010 Annual Meeting and no persons may be nominated for election to the Board at that meeting unless we receive notice of the proposal or nomination no later than March 14, 2010. Your notice should be addressed to President, Natural Gas Services Group, Inc., 508 West Wall Street, Suite 550, Midland, Texas 79701. Your notice must comply with the requirements set forth in our bylaws, a copy of which may be obtained from the Secretary of Natural Gas Services Group.

In order to curtail controversy as to the date on which a proposal was received by us, it is suggested that proponents submit their proposals by certified mail-return receipt requested. Such proposals must also meet the other requirements established by the SEC for shareholder proposals.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Because of Natural Gas Services Group's small size, to date we have not developed formal processes by which shareholders or other interested parties may communicate directly with Directors. Until formal procedures are developed and posted on our website (*www.ngsgi.com*), any communication to one or more members of our Board of Directors may be made by sending them in care of Investor Relations, Natural Gas Services Group, Inc., 508 West Wall Street, Suite 550, Midland, Texas 79701. Shareholders should clearly note on the mailing envelope that the letter is a "Shareholder-Board Communication." All such communications will be forwarded to the intended recipients.

OTHER MATTERS

Our Board of Directors does not know of any matters to be presented at the meeting other than the matters set forth herein. If any other business should come before the meeting, the person's named in the enclosed proxy card will vote such proxy according to their judgment on such matters.

New York Stock Exchange Certification. We listed our common stock on the New York Stock Exchange in October 2008. The certification of our Chief Executive Officer required by the NYSE Listing Standards, Section 303A.12(a), relating to our compliance with the NYSE Corporate Governance Listing Standards, was submitted to the NYSE in connection with our listing on the exchange. The certifications of our Chief Executive Officer and Principal Accounting Officer required by the SEC in connection with our Annual Report on Form 10-K for the year ended December 31, 2008 were submitted to the SEC on March 9, 2009 with our Annual Report on Form 10-K.

You may obtain our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 without charge upon written request to Stephen C. Taylor, President, at Natural Gas Services Group, Inc., 508 West Wall Street, Suite 550, Midland, Texas 79701. In addition, the exhibits to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 may be obtained by any shareholder upon written request to Mr. Taylor.

In addition, we use our website as a channel of distribution for company information. We make available free of charge on the Investor Relations section of our website (www.ngsgi.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. We also make available through our website other reports filed with or furnished to the SEC under the Securities Exchange Act of 1934, as amended, including our proxy statements and reports filed by officers and directors under Section 16(a) of the Exchange Act, as well as our Code of Business Ethics and the charters to our various Committees of our Board of Directors. We do not intend for information contained in our website to be part of this proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Stephen C. Taylor
Stephen C. Taylor

Chairman of the Board, President and
Chief Executive Officer

Midland, Texas
May 4, 2009

FORM OF PROXY CARD

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement, Form 10-K and Annual Report is/are available at www.proxyvote.com.

NATURAL GAS SERVICES GROUP, INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL MEETING OF SHAREHOLDERS June 16, 2009

The shareholder(s) hereby appoint(s) Stephen C. Taylor and Gene A. Strasheim, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of NATURAL GAS SERVICES GROUP, INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholder(s) to be held at 9:00 AM, CDT on June 16, 2009, at the Hilton Hotel at 117 West Wall Street, Midland TX 79701, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

47

NGSG

VOTE BY INTERNET – www.proxyvote.com
NATURAL GAS SERVICES GROUP, INC.Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern
*NATURAL GAS SERVICES GROUP, INC.*Time the day before the cut-off date or meeting date. Have
*508 WEST WALL STREET, SUITE 550*your proxy card in hand when you access the web site and

*MIDLAND, TX 79701*follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE – 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS

_ _
 DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

	For All	Withhold All	For All Except	
The Board of Directors recommends that you vote FOR the following:				To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1.Election of Directors	☐	☐	☐	

Nominees
01   Alan A. Baker   02   William F. Hughes, Jr.

The Board of Directors recommends you vote FOR the following proposal(s):	For	Against	Abstain
2. Proposal to approve the 2009 Restricted Stock/Unit Plan.	☐	☐	☐
3.Proposal to amend the Natural Gas Services Group, Inc. 1998 Stock Option Plan to increase the number of shares authorized for issuance thereunder from 550,000 to 750,000 shares of common stock.	☐	☐	☐
4.Ratification of the reappointment of Hein & Associates LLP as the Company's Independent Registered Public Accounting Firm for 2009.	☐	☐	☐

NOTE: In their discretion, upon such other matters that may properly come before the meeting or any adjournment or adjournments thereof. The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder(s). If no direction is made, this proxy will be voted FOR Items 1, 2, 3 and 4. If any other matters properly come before the meeting, the person named in this proxy will vote in their discretion.

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature	Date	Signature (JointOwners)	Date

[PLEASE SIGN WITHIN BOX]

NATURAL GAS SERVICES GROUP, INC.
2009 RESTRICTED STOCK/UNIT PLAN

       1.   <u>Purposes of the Plan</u>. The purpose of this 2009 Restricted Stock/Unit Plan is to promote the success of Natural Gas Services Group, Inc. (the "Company") by providing additional incentives to attract, motivate, retain and reward qualified and competent Employees, Officers and independent Directors of the Company upon whose efforts and judgment the success of the Company is largely dependent, through the encouragement of stock ownership in the Company by such individuals.

       2.   <u>Definitions</u>. The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supercede the definition contained in this Section 2.

           (a)   "Administrator" means the Compensation Committee of the Board.

           (b)   "Applicable Laws" means the legal requirements relating to the Plan and the Awards under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules and listing requirements of any established stock exchange or national market system on which the Common Stock is traded, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents thereof.

           (c)   "Award" means the grant of Restricted Stock or Restricted Stock Units under the Plan.

           (d)   "Award Agreement" means the written Restricted Stock Agreement or the Restricted Stock Unit Agreement evidencing the grant of an Award setting forth the terms and conditions of such Award executed by the Company and the Participant, including any amendments thereto.

           (e)   "Board" means the Board of Directors of the Company.

           (f)   "Cause" means (i) a material act of theft, misappropriation or conversion of corporate funds committed by the Participant or (ii) the Participant's demonstrably willful, deliberate and continued failure to follow reasonable directives of the Board or the Chief Executive Officer of the Company which are within the Participant's ability to perform. Notwithstanding the foregoing, for the 24-month period following a Change in Control, the Participant shall not be deemed to have been terminated for Cause unless and until: (x) there shall have been delivered to the Participant a copy of a resolution duly adopted by the Board in good faith at a meeting of the Board called and held for such purpose (after reasonable notice to the Participant and an opportunity for the Participant, together with his or her counsel, to be heard before the Board), finding that the Participant was guilty of conduct set forth above and specifying the particulars thereof in reasonable detail; and (y) if the Participant contests such finding (or a conclusion that he or she has failed to timely cure the performance in response thereto), the arbitrator, by final determination in an arbitration proceeding pursuant to Section 17, below, has concluded that the Participant's conduct met the standard for termination for Cause above and that the Board's conduct met the standards of good faith and satisfied the procedural and substantive conditions of this Section 2(f) (collectively, the "Necessary Findings"). The Participant's costs of the arbitration shall be advanced by the Company and shall be repaid to the Company if the arbitrator makes the Necessary Findings.

           (g)   "Change in Control Event" means any of the following:

                (i)   The dissolution or liquidation of the Company, other than in the context of a transaction that does not constitute a Change in Control Event under clause (ii) below.

                (ii)   A merger, consolidation, or other reorganization, with or into, or the sale of all or substantially all of the Company's business and/or assets as an entirety to, one or more entities that are not Subsidiaries or other affiliates (a "Business Combination"), unless (A) as a result of the Business Combination at least 50% of the outstanding securities voting generally in the election of directors of the surviving or resulting entity or a Parent thereof (the "Successor Entity") immediately after the reorganization are, or will be, owned, directly or indirectly, by shareholders of the Company immediately before the Business Combination; and (B) at least 50% of the members of the board of directors of the entity resulting from the Business Combination were members of the Board at the time of the execution of the initial agreement or of the action of the Board approving the Business Combination. The shareholders before and after the Business Combination shall be determined on the presumptions that (x) there is no change in the record ownership of the Company's securities from the record date for such approval until the consummation of the Business Combination; and (y) record owners of securities of the Company hold no securities of the other parties to such reorganization.

(iii)   Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than an Excluded Person, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities entitled to then vote generally in the election of Directors of the Company, other than as a result of (A) an acquisition directly from the Company, (B) an acquisition by the Company, (C) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or a Successor Entity, or an acquisition by any entity pursuant to a transaction which is expressly excluded under clause (ii) above.

(iv)   During any period not longer than twelve consecutive months, individuals who at the beginning of such period constituted the Board cease to constitute at least a majority thereof, unless the election, or the nomination for election by the Company's shareholders, of each new Board member was approved by a vote of at least three-quarters of the Board members then still in office who were Board members at the beginning of such period (including for these purposes, new members whose election or nomination was so approved), but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board.

(h)   "Code" means the Internal Revenue Code of 1986, as amended.

(i)   "Committee" means the Compensation Committee of the Board. The Committee shall be appointed by the Board and shall consist of two or more outside, disinterested members of the Board. The Committee, in the judgment of the Board, shall be qualified to administer the Plan as contemplated by (i) Rule 16b-3 of the Exchange Act (or any successor rule), (ii) Section 162(m) of the Code and the regulations thereunder (or any successor Section and regulations), and (iii) any rules and regulations of a stock exchange on which the Common Stock is traded. Any member of the Committee who does not satisfy the qualifications set out in the preceding sentence may recuse himself or herself from any vote or other action taken by the Committee. The Board may, at any time and in its complete discretion, remove any member of the Committee and may fill any vacancy in the Committee.

(j)   "Common Stock" means the common stock of the Company.

(k)   "Company" means Natural Gas Services Group, Inc., a Colorado corporation, or any successor entity that adopts the Plan in connection with a Change in Control.

(l)   "Continuous Service" means that your employment relationship is not interrupted or terminated by you, the Company or any Related Entity. Your employment relationship will not be considered interrupted in the case of: (i) any leave of absence approved in accordance with the Company's written personnel policies, including sick leave, family leave, military leave or any other personal leave; or (ii) transfers between locations of the Company or between the Company and any Related Entity or successor; provided, however, that, unless otherwise provided in the Company's written personnel policies, in this Agreement or under Applicable Laws, rules or regulations or unless the Committee has otherwise expressly provided for different treatment with respect to this Agreement, (x) no such leave may exceed ninety (90) days, and (y) any vesting shall cease on the ninety-first (91st) consecutive date of any leave of absence during which your employment relationship is deemed to continue and will not recommence until such date, if any, upon which you resume service with the Company, Related Entity or successor. If you resume such service in accordance with the terms of the Company's military leave policy, upon resumption of service you will be given vesting credit for the full duration of your leave of absence. Continuous employment will be deemed interrupted and terminated for an Employee if the Participant's weekly work hours change from full time to part time. Part-time status for the purpose of vesting continuation will be determined in accordance with policies adopted by the Company from time to time."

(m)   "Covered Employee" means an Employee who is a "covered employee" under Section 162(m)(3) of the Code.

(n)   "Director" means a non-Employee member of the Board or the board of directors of any Related Entity.

(o)   "Disability" means any physical or mental impairment which qualifies an Employee for disability benefits under any applicable long-term disability plan maintained by the Company, provided the definition of disability applied under such disability insurance plan complies with the requirements of Treasury Regulation Section 1.409A-3(i)(4)(i) or, if no such plan is in place or applies or if the definition of "disability" under such disability insurance plan does not comply with the requirements of Treasury Regulation Section 1.409A-3(i)(4)(i), any physical or mental impairment which would be determined to be totally disabled by the Social Security Administration or the Railroad Retirement Board. If the Company or the Related Entity to which the Participant provides service does not have a long-term disability plan in place, "Disability" means that a Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve months.

(p)   "Employee" means any person, including an Officer or member of the Board of the Company or the board of directors of a Related Entity, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

(q)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(r)   "Excluded Person" means (i) any person described in and satisfying the conditions of Rule 13d-1(b)(1) under the Exchange Act, (ii) the Company or (iii) an employee benefit plan (or related trust) sponsored or maintained by the Company or the Successor Entity.

(s)   "Maximum Aggregate Number of Shares" to be issued under the Plan means the total number of Shares which may be issued pursuant to all Awards of Restricted Stock and Restricted Stock Units under the Plan which is 300,000 Shares. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Shares.

(t)   "Officer" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(u)   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(v)   "Participant" means an Employee or Director who receives an Award under the Plan.

(w)   "Performance-Based Compensation" means compensation qualifying as "performance-based compensation" under Section 162(m) of the Code.

(x)   "Plan" means this 2009 Restricted Stock/Unit Plan.

(y)   "Related Entity" means any Parent or Subsidiary of the Company.

(z)　　　"Restricted Stock" means Shares issued under the Plan to the Participant for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(aa)　　　"Restricted Stock Units" or "Units" means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for Shares or other securities or a combination of Shares or other securities as established by the Administrator.

(bb)　　　"Retirement" means:

(i)　　　with respect to Employees, termination of an Employee's employment in accordance with the Company's retirement policies, as in effect from time to time, if on the date of such termination (A) the Employee is at least 55 years old and his or her Continued Service has extended for at least five years, and (B) the number of full years in the Employee's age and his or her number of full years of Continued Service total at least 65. By way of illustration, if an Employee terminates his or her employment in accordance with the Company's retirement policies on his or her 63rd birthday after six years of Continued Service, the Employee's total would be 69 and his or her termination would be treated as a Retirement; if the Employee's Continued Service had extended for only four years, his or her total would be 67 but the termination would not be treated as a Retirement since he or she would not have met the minimum of five years of Continued Service.

(ii)　　　with respect to non-Employee Directors, termination of membership on the Company's Board of Directors at the expiration of the Director's term of office (unless the Director is then elected for another term of office), or under such other circumstances as the Board may determine to constitute retirement.

(cc)　　　"Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

(dd)　　　"Share" means a share of the Common Stock.

(ee)　　　"Specified Employee" means an Employee defined in Treasury Regulation Section 1.409A-1(i).

(ff)　　　"Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(hh)　　　"Term" means the ten (10) year period following the approval of the Plan by the Company's shareholders.

3.　　　Shares Subject to the Plan.

(a)　　　Subject to the provisions of Section 9 below, the maximum aggregate number of Shares which may be issued pursuant to all Awards of Restricted Stock and Restricted Stock Units is 300,000 Shares. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock.

(b)　　　Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan and shall be deemed to have been issued for purposes of determining the Maximum Aggregate Number of Shares, except (i) any Shares covered by an Award (or portion of an Award) which are forfeited, canceled or expired (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan and (ii) during the ten (10) year period following approval of the Plan by the Company's shareholders and to the extent not prohibited by Applicable Law, any Shares covered by an Award, which are surrendered in satisfaction of tax withholding obligations incident to the vesting of an Award, shall be deemed not to have been issued for purposes of determining the maximum number of Shares which may be issued under the Plan, unless otherwise determined by the Administrator.

4.   <u>Administration of the Plan</u>.

(a)   <u>Plan Administrator</u>. The Plan shall be administered by the Committee.

(b)   <u>Powers of the Administrator</u>. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i)   to select the Employees and Directors to whom Awards may be granted from time to time hereunder;

(ii)   to determine whether and to what extent Awards are granted hereunder;

(iii)   to determine the number of Shares or Restricted Stock Units to be covered by each Award granted hereunder;

(iv)   to approve forms of Award Agreements for use under the Plan;

(v)   to determine the terms and conditions of any Award granted hereunder;

(vi)   to amend the terms of any outstanding Award granted under the Plan, provided that any amendment that would adversely affect the Participant's rights under an outstanding Award or which would subject the Participant to the tax and other negative impacts of Section 409A shall not be made without the Participant's written consent;

(vii)   to construe and interpret the terms of the Plan and Awards, including without limitation, any Award or Award Agreement, granted pursuant to the   Plan; and

(viii)   to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

(c)   <u>Interpretation of Plan</u>. The Committee shall have full power and authority to administer and interpret the Plan and to adopt or establish such rules, regulations, agreements, guidelines, procedures and instruments, which are not contrary to the terms of the Plan and which, in its opinion, may be necessary or advisable for the administration and operation of the Plan. The Committee's interpretations of the Plan, and all actions taken and determinations made by the Committee pursuant to the powers vested in it hereunder, shall be conclusive and binding on all parties concerned, including the Company, its stockholders and any Participant.

(d)   <u>Indemnification</u>. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company's expense to defend the same.

5. <u>Eligibility</u>. Awards may be granted to full-time, permanent Employees and Directors. An Employee or Director who has been granted an Award may, if otherwise eligible, be granted additional Awards. Notwithstanding, non-employee Directors shall not be eligible for an award of a Restricted Stock Unit.

6. <u>Terms and Conditions of Awards</u>.

    (a) <u>Designation of Award</u>. Each Award shall be designated in the Award Agreement.

    (b) <u>Conditions of Award</u>. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms and conditions of each Award including, but not limited to, the Award vesting schedule (if any), resale restrictions applicable to the Shares issued pursuant to Awards, forfeiture provisions and satisfaction of any performance criteria.

    (e) <u>Individual Limit for Restricted Stock and Restricted Stock Units</u>. For awards of Restricted Stock and Restricted Stock Units that are intended to be Performance-Based Compensation, the maximum number of Shares with respect to which such Awards may be granted to any Participant in any calendar year shall be 25,000 Shares. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 9 below.

    (f) No <u>Transferability of Awards</u>. Awards may not be sold, pledged, assigned, transferred or disposed of in any manner. Any attempted sale, pledge, assignment, transfer or disposal shall be null and void.

    (g) <u>Date of Grant of Award</u>. The date of grant of an Award shall for all purposes be the date on which the Administrator approves the grant of such Award.

7. <u>Taxes</u>. No Shares shall be delivered under the Plan to any Participant or other person until such Participant or other person has made arrangements acceptable to the Administrator for the satisfaction of any federal, state, local or non-U.S. income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares. Upon the issuance of Shares, the Company shall withhold or collect from Participant an amount sufficient to satisfy such tax obligations, including, but not limited to, by surrender of Shares covered by the Award sufficient to satisfy the minimum applicable tax withholding obligations incident to the vesting of an Award. Participant shall in all instances be liable for any personal taxes related to any Award and/or vesting of an Award, whether said taxes have been withheld by the Company or not.

8. <u>Conditions Upon Issuance of Shares</u>.

    (a) If at any time the Administrator determines that the delivery of Shares pursuant to an Award is or may be unlawful under or contrary to Applicable Laws, the vesting of an Award or to otherwise receive Shares pursuant to the terms of an Award shall be suspended until the Administrator determines that such delivery is lawful and shall be further subject to the approval of counsel for the Company with respect to such compliance.

    (b) The Company shall have no obligation to effect any registration or qualification of the Shares under federal or state laws.

    (c) As a condition to the exercise or issuance of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of issuance that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

9. <u>Adjustments Upon Changes in Capitalization</u>. In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Shares, a combination or consolidation of the outstanding Stock into a lesser number of Shares, a reclassification, or any other increase or decrease in the number of issued shares of Stock effected without receipt of consideration by the Company, proportionate adjustments shall automatically be made in each of (i) the number of Shares available for future grants under Section 3(a), (ii) the number of Shares covered by each outstanding Award and (iii) the maximum number of Shares with respect to which Awards may be granted to any Participant in any calendar year.

10.   Change in Control. Except as provided otherwise in an individual Award Agreement, in the event of a Change in Control, each unvested portion of any Award which, at the time, is outstanding under the Plan automatically (i) shall become fully vested and be released from any repurchase, forfeiture or transfer restrictions and (ii) with respect to unvested Restricted Stock Units, shall vest and be converted into Shares, immediately prior to the date of such Change in Control.

11.   Effective Date and Term of Plan. The Plan shall become effective upon its adoption by the Board. It shall continue in effect for a term of ten (10) years unless sooner terminated. Continuance of the Plan shall be subject to approval by the shareholders of the Company. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws. Awards may be granted under the Plan upon its becoming effective, but any Award granted before shareholder approval is obtained shall be rescinded if shareholders fail to approve the Plan at the next shareholder meeting that occurs after the Plan is adopted by the Board.

12.   Amendment, Suspension or Termination of the Plan.

(a)   The Board may at any time amend, suspend or terminate the Plan for any reason; provided, however, that:

(i)   no such amendment, suspension or termination of the Plan may be implemented if such amendment, suspension or termination causes any Award granted prior to such amendment, suspension or termination to be subject to the tax and penalty provisions of Section 409A of the Code without the explicit approval of the Participants impacted by such amendment, suspension or termination; and

(ii)   no such amendment shall be made without the approval of the Company's shareholders to the extent such approval is required by Applicable Laws;

(b)   No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c)   No suspension or termination of the Plan shall adversely affect any rights under Awards already granted to a Participant.

13.   Reservation of Shares.

(a)   The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b)   The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

14.   No Effect on Terms of Employment. The Plan shall not confer upon any Participant any right with respect to the Participant's Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Participant's Continuous Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Participant who is employed at will is in no way affected by its determination that the Participant's Continuous Service has been terminated for Cause for the purposes of the Plan.

15.   No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

16.   Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

17.   Arbitration and Litigation.

(a)   Any dispute, controversy or claim arising out of or in respect to this Plan (or its validity, interpretation or enforcement) or the subject matter hereof must be submitted to and settled by arbitration conducted before a single arbitrator (chosen from a list of arbitrators provided by the American Arbitration Association with each party hereto taking alternate strikes and the remaining arbitrator hearing the dispute). The arbitration will be conducted in Midland, Texas, or the then current location of the Company's headquarters, in accordance with the then current rules of the American Arbitration Association or its successor. The arbitration of such issues, including the determination of any amount of damages suffered, will be final and binding upon the parties to the maximum extent permitted by law. The arbitrator in such action will not be authorized to change or modify any provision of the Plan. Judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The arbitrator will award reasonable legal fees and expenses (including arbitration costs) to the prevailing party upon application therefor. The parties consent to the venue and jurisdiction of the state court or federal district court where the Company's headquarters are then located for all purposes in connection with arbitration, including the entry of judgment of any award.

(b)   Except as may be necessary to enter judgment upon the award or to the extent required by applicable law, all claims, defenses and proceedings (including, without limiting the generality of the foregoing, the existence of the controversy and the fact that there is an arbitration proceeding) shall be treated in a confidential manner by the arbitrator, the parties and their counsel, and each of their agents and employees, and all others acting on behalf or in concert with them. Without limiting the generality of the foregoing, no one shall divulge to any third party or person not directly involved in the arbitration, the contents of the pleadings, papers, orders, hearings, trials, or awards in the arbitration, except as may be necessary to enter judgment upon an award as required by applicable law. Any court proceedings relating to the arbitration hereunder, including, without limiting the generality of the foregoing, to prevent or compel arbitration to perform, correct, vacate or otherwise enforce an arbitration award, shall be filed under seal with the court, to the extent permitted by law. Violation of the aforesaid confidentiality shall result in the forfeiture of any resulting award.

IN WITNESS WHEREOF, the Board of Directors of the Company approved this Natural Gas Services Group, Inc. 2009 Restricted Stock/Unit Plan on the 15th day of April 2009 and the Company has executed this Plan Document effective the ____ day of June 2009.

NATURAL GAS SERVICES GROUP, INC.

By:_____
        Stephen C. Taylor, President and CEO

NATURAL GAS SERVICES GROUP, INC.

2009 RESTRICTED STOCK/UNIT PLAN

RESTRICTED STOCK AGREEMENT

NOTICE OF AWARD OF RESTRICTED STOCK

Award # RS_____

Participant's Name and Address:

Natural Gas Services Group, Inc. (the "Company") hereby grants you,_____ (the "Participant"), the number of shares of restricted stock indicated below (the "Restricted Stock" or "Restricted Shares") under the Company's 2009 Restricted Stock/Unit Plan (the "Plan"). The date of this Agreement is _____ (the "Grant Date"). Subject to the provisions of this Agreement and of the Plan, the principal features of this Restricted Stock award are as follows:

Number of Shares of Restricted Stock:

_____.

Vesting Schedule:

Thirty-three percent (33%) of the shares of Restricted Stock shall vest on each of the first three anniversaries of the date hereof (each a "Vesting Date" and collectively, the "Vesting Dates"), subject to Participant's Continued Service through each such date and the terms of this Agreement and the Plan.

Your signature below indicates your agreement and understanding that this Award is subject to all of the terms and conditions contained in the Plan and this Restricted Stock Agreement (the "Agreement"), which includes this Notice of Award of Restricted Stock and the Terms and Conditions of Restricted Stock Award. **PLEASE BE SURE TO READ ALL OF THIS AGREEMENT AND THE PLAN, WHICH CONTAINS THE SPECIFIC TERMS AND CONDITIONS OF THIS RESTRICTED STOCK AWARD.**

Award Number: RS-__________

NATURAL GAS SERVICES GROUP, INC.
2009 RESTRICTED STOCK/UNIT PLAN

TERMS AND CONDITIONS OF RESTRICTED STOCK AWARD

1. Award of Restricted Stock. Natural Gas Services Group, Inc., a Colorado corporation (the "Company"), hereby issues to the Participant under the Natural Gas Services Group, Inc. 2009 Restricted Stock/Unit Plan, as amended from time to time (the "Plan"), an award (the "Award") of the number of shares of restricted stock (the "Restricted Shares") set forth in this Restricted Stock Agreement (the "Agreement"), which consists of the attached Notice of Award of Restricted Stock (the "Notice") and these Terms and Conditions of Restricted Stock Award. Unless otherwise provided herein, the terms in this Agreement shall have the same meaning as those defined in the Plan.

2. Vesting Schedule.

(a) Except as otherwise provided in this Agreement or in the Plan, the shares of Restricted Stock awarded by this Agreement are scheduled to vest in accordance with the vesting schedule set forth in the Notice. Shares of Restricted Stock scheduled to vest on a Vesting Date will vest only if the Participant remains in Continued Service through such Vesting Date. Should the Participant's Continued Service end at any time (the "Termination Date"), any unvested Restricted Stock will be immediately cancelled; *provided, however*, that if termination of Continued Service is the result of the Participant's death, Disability or Retirement, then any unvested Restricted Stock that would have vested by their terms within twelve (12) months after the Termination Date had the Participant remained in Continued Service will be deemed to be vested on the Termination Date. In addition, the Board of Directors may, in its discretion, vest any unvested Restricted Stock upon termination of Continued Service.

(b) All unvested Restricted Stock which is not vested on the Termination Date pursuant to the provisions of paragraph 2 (a) held by the Participant shall be deemed forfeited and reconveyed to the Company. Participant hereby appoints the Company, or any escrow agent the Company may appoint, with full power of substitution, as Participant's true and lawful attorney-in-fact with irrevocable power and authority in Participant's name and behalf to take any action an execute all documents and instruments, including without limitation, stock powers which may be necessary to transfer the stock certificate or certificates evidencing such unvested Restricted Shares to the Company upon the forfeiture of such shares. Participant will receive no payment for forfeited shares of unvested Restricted Stock.

3. Delivery of Restricted Stock; Stockholder Rights. The unvested shares of Restricted Stock set forth in the Notice portion of this Agreement will be issued and delivered to a book entry account maintained by the Company's transfer agent. Thereafter, subject to the forfeiture provisions referenced in this Agreement, Participant shall be entitled to the rights and privileges of a stockholder of the Company in respect to such shares of Restricted Stock, including the right to vote and receive dividends (subject to applicable tax withholding obligations) during the vesting period on the same basis as all other issued and outstanding shares of Company common stock.

4 . Taxes.

(a) Tax Liability. The Participant is ultimately liable and responsible for all taxes owed by the Participant in connection with the Award, regardless of any action the Company or any Related Entity takes with respect to any tax withholding obligations that arise in connection with the Award. Neither the Company nor any Related Entity makes any representation or undertaking regarding the treatment of any tax withholding in

connection with the grant or vesting of the Award or the subsequent sale of vested Restricted Stock issuable pursuant to the Award. The Company does not commit and is under no obligation to structure the Award to reduce or eliminate the Participant's tax liability.

(b)   Payment of Withholding Taxes. No stock certificates will be released to the Participant unless the Participant has made acceptable arrangements to pay any withholding taxes that may be due as a result of this award or the vesting of shares of Restricted Stock. The Company, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit you to satisfy such tax withholding obligation, in whole or in part (without limitation) by (i) paying cash, (ii) electing to have the Company withhold otherwise then deliverable vested shares of Restricted Stock having a fair market value equal to the minimum amount required to be withheld, and (iii) delivering to the Company of vested and owned shares of our common stock having a fair market value equal to the amount required to be withheld or (iv) through any other lawful manner.

The Company shall withhold from any dividends paid during the restricted period only the amounts the Company is required to withhold to satisfy any applicable tax withholding requirements with respect to such dividends based on minimum statutory withholding rates for federal and state tax purposes, including any payroll taxes.

The Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to inadequate withholding. Accordingly, the Participant agrees to pay to the Company or any Related Entity as soon as practicable, including through additional payroll withholding, any amount of the tax withholding obligation that is not satisfied by the withholding methods described above. Notwithstanding the foregoing, the Company or a Related Entity also may satisfy any tax withholding obligation by offsetting any amounts (including, but not limited to, salary, bonus, and severance payments) payable to the Participant by the Company and/or a Related Entity.

(c)   Consequences of 83(b) Election. The provisions of paragraph 5(b) will not apply if the Participant chooses to make the election under Section 83(b) of the Internal Revenue Code Section (see paragraph 6 of this Agreement.) Upon such an election, the Participant shall remit to the company in cash any and all taxes which the Company may be required to withhold with respect to such election.

5.   Section 83(b) Election for Shares. Participant understands that under Section 83(a) of the Internal Revenue Code (the "Code"), the excess of the fair market value of the Restricted Shares on the date the forfeiture restrictions lapse over the purchase price, if any, paid for such Restricted Shares will be taxed, on the date such forfeiture restrictions lapse, as ordinary income subject to payroll and withholding tax and tax reporting, as applicable. For this purpose, the term "forfeiture restrictions" means the right of the Company to receive back any unvested Restricted Shares upon termination of your employment with the Company or any Related Entity. You understand that you may elect under Section 83(b) of the Code (an "83(b) Election") to be taxed at the time the Restricted Shares are awarded, rather than when and as the Restricted Shares cease to be subject to the forfeiture restrictions. An 83(b) Election must be filed with the Internal Revenue Service **within 30 days** from the Date of Award as set forth above in the Notice.

Participant understands that (a) he or she will not be entitled to a deduction for any ordinary income previously recognized as a result of the 83(b) Election if the Restricted Shares are subsequently forfeited to the Company and (b) the 83(b) Election may cause Participant to recognize more ordinary income than he or she would have otherwise recognized if the value of the Restricted Shares subsequently declines.

THE FORM FOR MAKING AN 83(b) ELECTION MAY BE OBTAINED FROM THE INTERNAL REVENUE SERVICE OR A TAX PROFESSIONAL. YOU UNDERSTAND THAT FAILURE TO FILE SUCH AN ELECTION WITHIN THE 30-DAY PERIOD MAY RESULT IN THE RECOGNITION OF ORDINARY INCOME BY YOU AS THE FORFEITURE RESTRICTIONS LAPSE. You further understand that an additional copy of such election form should be filed with your federal income tax return for the calendar year in which the date of this Award falls. You acknowledge that the foregoing is only a summary of the federal income tax laws that apply to the purchase of the Restricted Shares under this Award and does not purport to be complete.

YOU FURTHER ACKNOWLEDGE THAT THE COMPANY HAS DIRECTED YOU TO SEEK INDEPENDENT ADVICE REGARDING THE APPLICABLE PROVISIONS OF THE CODE AND THE INCOME TAX LAWS OF ANY MUNICIPALITY OR STATE IN WHICH YOU MAY RESIDE.

You agree to deliver to the Company a copy of the 83(b) Election if you choose to make such an election.

INDEPENDENT TAX ADVICE. Participant acknowledges that determining the actual tax consequences of receiving or disposing of the Restricted Shares may be complicated. These tax consequences will depend, in part, on Participant's specific situation and may also depend on the resolution of currently uncertain tax law and other variables not within the control of the Company. Participant is aware that he or she should consult a competent and independent tax advisor for a full understanding of the specific tax consequences of receiving or disposing of the Restricted Shares. Prior to executing this Award, Participant has either consulted with a competent tax advisor independent of the Company or Related Entity to obtain tax advice concerning the Restricted Shares in light of Participant's specific situation or has had the opportunity to consult with such a tax advisor but chose not to do so.

6. <u>No Effect on Employment or Service</u>. The Participant's employment with the Company or any Related Entity is on an at-will basis only, subject to the provisions of applicable law. Accordingly, subject to any written, express employment contract with the Participant, nothing in this Agreement or the Plan shall confer upon the Participant any right to continue to be employed by the Company or any Related Entity or shall interfere with, or restrict in any way, the rights of the Company or the employing Related Entity, which are hereby expressly reserved, to terminate the employment of the Participant at any time for any reason whatsoever, with or without good cause. Such reservation of rights can be modified only in an express written contract executed by a duly authorized officer of the Company or Related Entity employing the Participant.

7. <u>Address for Notices</u>. Any notice to be given to the Company under the terms of this Agreement shall be addressed to the Company, in care of Earl R. Wait, Vice President -- Accounting at the Company's headquarters, 508 West Wall Street, Suite 550, Midland, Texas 79701, or at such other address as the Company may hereafter designate in writing.

8. <u>Award is Not Transferable</u>. This grant and the rights and privileges conferred hereby shall not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or of any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately shall become null and void.

9. <u>Restrictions on Sale of Securities</u>. The Restricted Shares awarded under this Agreement will be registered under the federal securities laws and will be freely tradable upon receipt unless the Participant is an "affiliate" under rules of the Securities and Exchange Commission ("SEC"), in which case the shares will be subject to the volume and manner of sale provisions of Rule 144 of the SEC. However, the Participant's subsequent sale of the shares received upon the vesting of Restricted Stock will be subject to any market blackout-period that may be imposed by the Company and must comply with the Company's insider trading policies and any other applicable securities laws.

10. <u>Binding Agreement</u>. This Agreement shall be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

11. <u>Conditions for Issuance of Stock</u>. The Company shall not be required to transfer on its books or list in street name with a brokerage company or otherwise issue any certificate or certificates for Restricted Shares hereunder prior to fulfillment of all the following conditions: (a) the admission of such Restricted Shares to listing on all stock exchanges on which such class of stock is then listed; and (b) the completion of any registration or other qualification of such Restricted Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable; and (c) the obtaining of any approval or other clearance from any

state or federal governmental agency, which the Committee shall, in its absolute discretion, determine to be necessary or advisable.

12. <u>Plan Governs</u>. This Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan, the provisions of the Plan shall govern. Capitalized terms used and not defined in this Agreement shall have the meaning set forth in the Plan.

13. <u>Committee Authority</u>. The Committee shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any shares of Restricted Stock have vested.) All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participant, the Company and all other persons, and shall be given the maximum deference permitted by law. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.

14. <u>Captions</u>. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

15. <u>Agreement Severable</u>. In the event that any provision in this Agreement shall be held invalid or unenforceable, such provision shall be severable from, and such invalidity or unenforceability shall not be construed to have any effect on, the remaining provisions of this Agreement.

16. <u>Entire Agreement</u>. This Agreement and the Plan constitutes the entire understanding of the parties on the subjects covered. The Participant expressly warrants that he or she is not executing this Agreement in reliance on any promises, representations or inducements other than those contained herein and in the Plan.

17. <u>Modifications to the Agreement</u>. This Agreement and the Plan constitute the entire understanding of the parties on the subjects covered. The Participant expressly warrants that he or she is not accepting this Agreement in reliance on any promises, representations or inducements other than those contained herein and the Plan. Modifications to this Agreement can be made only in an express written contract executed by the Participant and a duly authorized officer of the Company.

18. <u>Amendment, Suspension or Termination of the Plan</u>. By accepting this award, the Participant expressly warrants that he or she has received an award under the Plan, and has received, read and understood a description of the Plan. The Participant understands that the Plan is discretionary in nature and may be modified, suspended or terminated by the Company at any time.

19. <u>Governing Law</u>. This award of Restricted Stock shall be governed by, and construed in accordance with, the laws of the State of Colorado, without regard to its conflict of law provisions.

IN WITNESS WHEREOF, the Company and the Participant have executed this Agreement, and agree that the Award is to be governed by the terms and conditions of this Agreement and the Plan.

Natural Gas Services Group, Inc.,
a Colorado corporation

By: _____

Title: _____

THE PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE SHARES SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD OF THE PARTICIPANT'S CONTINUOUS SERVICE (NOT THROUGH THE ACT OF BEING GRANTED THIS AWARD OR ACQUIRING SHARES HEREUNDER). THE PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS NOTICE, THE AGREEMENT NOR THE PLAN SHALL CONFER UPON THE PARTICIPANT ANY RIGHT WITH RESPECT TO CONTINUATION OF THE PARTICIPANT'S CONTINUOUS SERVICE.

Participant Acknowledges and Agrees:

The Participant acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Award subject to all of the terms and provisions hereof and thereof. The Participant has reviewed this Agreement and the Plan in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement and the Plan.

The Participant further acknowledges that, from time to time, the Company may be in a "blackout period" and/or subject to applicable federal securities laws that could subject the Participant to liability for engaging in any transaction involving the sale of the Company's vested Restricted Shares. The Participant further acknowledges and agrees that, prior to the sale of any vested Restricted Shares acquired under this Award, it is the Participant's responsibility to determine whether or not such sale of such shares will subject the Participant to liability under insider trading rules or other applicable federal securities laws.

By signing below (or by providing an electronic signature) and accepting the grant of the Award, the Participant: (i) consents to access electronic copies (instead of receiving paper copies) of this Notice, the Agreement, the Plan and the Plan prospectus (collectively, the "Plan Documents") via the Company's intranet; (ii) represents that the Participant has access to the Company's intranet; (iii) acknowledges receipt of electronic copies, or that the Participant is already in possession of paper copies of the Plan Documents; and (iv) acknowledges that the Participant is familiar with and accepts the Award subject to the terms and provisions of the Plan Documents.

The Participant hereby agrees that all questions of interpretation and administration relating to this Agreement and the Plan shall be resolved by the Committee (acting as the Administrator under the Plan) in accordance with Section 13 of the Agreement. The Participant further agrees to the arbitration and venue selection provisions in Section 17 of the Plan. The Participant further agrees to notify the Company upon any change in his or her residence address indicated in this Agreement.

Date: _____

_____
Participant's Signature

_____
Participant' Printed Name

_____
Address

_____
City, State & Zip

A-14

2009 RESTRICTED STOCK/UNIT PLAN
RESTRICTED STOCK UNIT AGREEMENT

NOTICE OF AWARD OF RESTRICTED STOCK UNITS

Award # RSU-_____

Participant's Name and Address:

Natural Gas Services Group, Inc. (the "Company") hereby grants you,_____ (the "Participant"), the number of restricted stock units indicated below (the "Restricted Stock Units") under the Company's 2009 Restricted Stock/Unit Plan (the "Plan"). The date of this Agreement is _____ (the "Grant Date"). Subject to the provisions of this Agreement and of the Plan, the principal features of this Restricted Stock Unit award are as follows:

Target Number of Restricted Stock Units:

_____.

Vesting Schedule:

Thirty-three percent (33%) of the Restricted Stock Units shall vest on each of the first three anniversaries of the date hereof (each a "Vesting Date" and collectively, the "Vesting Dates"), subject to Participant's Continued Service through each such date and the terms of this Agreement and the Plan.

Your signature below indicates your agreement and understanding that this Award is subject to all of the terms and conditions contained in the Plan and this Restricted Stock Unit Agreement (the "Agreement"), which includes this Notice of Award of Restricted Stock Units and the Terms and Conditions of Restricted Stock Units Award. **PLEASE BE SURE TO READ ALL OF THIS AGREEMENT AND THE PLAN, WHICH CONTAINS THE SPECIFIC TERMS AND CONDITIONS OF THIS RESTRICTED STOCK UNIT AWARD.**

Award Number: RSU-___________

NATURAL GAS SERVICES GROUP, INC.
2009 RESTRICTED STOCK/UNIT PLAN

AGREEMENT
TERMS AND CONDITIONS OF RESTRICTED STOCK UNITS AWARD

1. Award or Restricted Stock Units. Natural Gas Services Group, Inc., a Colorado corporation (the "Company"), hereby issues to the Participant under the Natural Gas Services Group, Inc. 2009 Restricted Stock/Unit Plan, as amended from time to time (the "Plan"), an award (the "Award") of the number of restricted stock units (the "Restricted Stock Units") set forth in this Restricted Stock Unit Agreement (the "Agreement"), which consists of the attached Notice of Award of Restricted Stock Units (the "Notice") and these Terms and Conditions of Restricted Stock Award. Unless otherwise provided herein, the terms in this Agreement shall have the same meaning as those defined in the Plan.

2. Company's Obligation to Pay. Each Restricted Stock Unit represents one (1) share of the Company's Common Stock (a "Share"). Upon the vesting of each Restricted Stock Unit, the Company will issue to the Participant one Share to the Participant. Unless and until the vesting of the Restricted Stock Units as set forth in paragraph 3, below, the Participant shall have no right to the issuance of any Share underlying the unvested Restricted Stock Unit. Prior to the vesting of the Restricted Stock Units and the issuance of the Shares for vested Restricted Stock Units, the Restricted Stock Unit will represent an unfunded and unsecured obligation of the Company.

3. Vesting Schedule. Except as otherwise provided in this Agreement or in the Plan, the Restricted Stock Units awarded by this Agreement are scheduled to vest in accordance with the Vesting Schedule set forth in the Notice. Restricted Stock Units scheduled to vest on a Vesting Date will vest only if the Participant remains in Continued Service through the Vesting Date. Should the Participant's Continued Service end at any time (the "Termination Date"), any unvested Restricted Stock Units will be immediately cancelled; *provided*, *however*, that if termination of Continued Service results from the Participant's death, Disability or Retirement, then any unvested Restricted Stock Units that would have vested by their terms within twelve (12) months from the Termination Date had the Participant remained in Continued Service will be deemed vested on the Termination Date (the "Acceleration").

4. Share Issuances after Vesting of RSUs.

(a) Upon the vesting of Restricted Stock Units, the Shares underlying such vested Restricted Stock Units shall be issued to the Participant (or, in the event of the Participant's death, to his or her estate) as soon as practicable following the Vesting Date, subject to the provisions of paragraph 7, below, but in no event later than two (2) months and fifteen (15) days after the Vesting Date.

(b) If, in connection with an Acceleration of the vesting of Restricted Stock Units as set forth in section 3 above, the Shares underlying vested Restricted Stock Units are inadvertently not issued within the two and one-half months period specified in section 4(a) above and the Participant is a Specified Employee on the Termination Date, then any Shares to be issued to the Participant as a result of the Acceleration shall not be issued to the Participant until six (6) months and one (1) day following the Termination Date (the "Cooling Period"), unless, (i) the Participant's Continuous Service be terminated as a result of the Participant's death or (ii) if the Participant dies during the Cooling Period, then the Shares to be issued to the Participant as a result of the Acceleration shall be issued to the Participant's Estate no later than two (2) months and fifteen (15) days after the date of the Participant's death, subject to paragraph 7, below.

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5. <u>Forfeiture</u>. Notwithstanding any contrary provision of this Agreement, the balance of the Restricted Stock Units that have not vested pursuant to paragraph 3 as of the Termination Date will be forfeited and automatically transferred to and reacquired by the Company at no cost to the Company. The Participant shall not be entitled to a refund of any amounts paid for such forfeited Restricted Stock Units.

6. <u>Death of Participant</u>. Any distribution or delivery to be made to the Participant under this Agreement will, if the Participant is then deceased, be made to the administrator or executor of the Participant's estate (or such other person to whom the Restricted Stock Units are transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution). Any such transferee must furnish the Company (a) written notice of his or her status as a transferee, (b) evidence satisfactory to the Company to establish the validity of the transfer of these Restricted Stock Units and compliance with any laws or regulations pertaining to such transfer, and (c) written acceptance of the terms and conditions of this Restricted Stock Unit grant as set forth in this Agreement.

7. <u>Taxes</u>

(a) <u>Tax Liability</u>. The Participant is ultimately liable and responsible for all taxes owed by the Participant in connection with the Award, regardless of any action the Company or any Related Entity takes with respect to any tax withholding obligations that arise in connection with the Award. Neither the Company nor any Related Entity makes any representation or undertaking regarding the treatment of any tax withholding in connection with the grant or vesting of the Award or the subsequent sale of Shares issuable pursuant to the Award. The Company does not commit and is under no obligation to structure the Award to reduce or eliminate the Participant's tax liability.

(b) <u>Payment of Withholding Taxes</u>. No stock certificates will be released to the Participant unless the Participant has made acceptable arrangements to pay any withholding taxes that may be due as a result of this award or the vesting of Restricted Stock Units. The Company, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit you to satisfy such tax withholding obligation, in whole or in part (without limitation) by (i) paying cash, (ii) electing to have the Company withhold otherwise then deliverable vested shares of Restricted Stock Units having a fair market value equal to the minimum amount required to be withheld, and (iii) delivering to the Company of vested and owned shares of our common stock having a fair market value equal to the amount required to be withheld or (iv) through any other lawful manner.

(c) <u>Indemnification; Offset</u>. The Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to inadequate withholding. Accordingly, the Participant agrees to pay to the Company or any Related Entity as soon as practicable, including through additional payroll withholding, any amount of the tax withholding obligation that is not satisfied by the withholding methods described above. Notwithstanding the foregoing, the Company or a Related Entity also may satisfy any tax withholding obligation by offsetting any amounts (including, but not limited to, salary, bonus, and severance payments) payable to the Participant by the Company and/or a Related Entity.

8. <u>Rights as Stockholder</u>. The Participant shall not have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable upon the vesting of Restricted Stock Units hereunder unless and until certificates representing such Shares (which may be in book entry form) shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, the Participant will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.

9. <u>No Effect on Employment or Service</u>. The Participant's employment with the Company and any Related Entity is on an at-will basis only, subject to the provisions of applicable law. Accordingly, subject to any written, express employment contract with the Participant, nothing in this Agreement or the Plan shall confer upon the Participant any right to continue to be employed by the Company or Related Entity or shall interfere with or restrict in any way the rights of the Company or the employing Related Entity, which are hereby expressly reserved, to terminate the employment of the Participant at any time for any reason whatsoever, with or without good cause. Such reservation of rights can be modified only in an express written contract executed by a duly authorized officer of the Company or Related Entity employing the Participant.

10. Address for Notices. Any notice to be given to the Company under the terms of this Agreement shall be addressed to the Company, in care of Earl R. Wait, Vice President -- Accounting at the Company's headquarters, 508 West Wall Street, Suite 550, Midland, Texas 79701, or at such other address as the Company may hereafter designate in writing.

11. Award is Not Transferable. This Award and the rights and privileges conferred hereby shall not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or of any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this Award and the rights and privileges conferred hereby immediately shall become null and void.

12. Restrictions on Sale of Securities. The Shares issued as payment for vested Restricted Stock Units awarded under this Agreement will be registered under the federal securities laws and will be freely tradable upon receipt. However, the Participant's subsequent sale of the Shares will be subject to any market blackout-period that may be imposed by the Company and must comply with the Company's insider trading policies, and any other applicable securities laws.

13. Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

14. Conditions for Issuance of Stock. The shares of stock deliverable to the Participant may be either previously authorized but unissued shares or issued shares which have been reacquired by the Company. The Company shall not be required to transfer on its books or list in street name with a brokerage company or otherwise issue any certificate or certificates for Shares hereunder prior to fulfillment of all the following conditions: (a) the admission of such Shares to listing on all stock exchanges on which such class of stock is then listed; and (b) the completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable; and (c) the obtaining of any approval or other clearance from any state or federal governmental agency, which the Committee shall, in its absolute discretion, determine to be necessary or advisable; and (d) the lapse of such reasonable period of time following the date of vesting of the Restricted Stock Units as the Committee may establish from time to time for reasons of administrative convenience.

15. Plan Governs. This Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan, the provisions of the Plan shall govern. Capitalized terms used and not defined in this Agreement shall have the meaning set forth in the Plan.

16. Committee Authority. The Committee shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Restricted Stock Units have vested. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participant, the Company and all other persons, and shall be given the maximum deference permitted by law. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.

17. Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

18. Agreement Severable. In the event that any provision in this Agreement shall be held invalid or unenforceable, such provision shall be severable from, and such invalidity or unenforceability shall not be construed to have any effect on, the remaining provisions of this Agreement.

19.   Entire Agreement. This Agreement constitutes the entire understanding of the parties on the subjects covered. The Participant expressly warrants that he or she is not executing this Agreement in reliance on any promises, representations or inducements other than those contained herein and in the Plan.

20.   Modifications to the Agreement. This Agreement and the Plan constitute the entire understanding of the parties on the subjects covered. The Participant expressly warrants that he or she is not accepting this Agreement in reliance on any promises, representations or inducements other than those contained herein and the Plan. Modifications to this Agreement can be made only in an express written contract executed by the Participant and a duly authorized officer of the Company.

21.   Amendment, Suspension or Termination of the Plan. By accepting this award, the Participant expressly warrants that he or she has received an award under the Plan, and has received, read and understood a description of the Plan. The Participant understands that the Plan is discretionary in nature and may be modified, suspended or terminated by the Company at any time.

22.   Governing Law. This grant of Restricted Stock Units shall be governed by, and construed in accordance with, the laws of the State of Colorado, without regard to its conflict of law provisions.

IN WITNESS WHEREOF, the Company and the Participant have executed this Agreement and agree that the Award is to be governed by the terms and conditions of this Agreement and the Plan.

Natural Gas Services Group, Inc.,
a Colorado corporation

By: _____

Title: _____

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THE PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE SHARES SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD OF THE PARTICIPANT'S CONTINUOUS SERVICE (NOT THROUGH THE ACT OF BEING GRANTED THIS AWARD OR ACQUIRING SHARES HEREUNDER). THE PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS NOTICE, THE AGREEMENT NOR THE PLAN SHALL CONFER UPON THE PARTICIPANT ANY RIGHT WITH RESPECT TO CONTINUATION OF THE PARTICIPANT'S CONTINUOUS SERVICE.

Participant Acknowledges and Agrees:

The Participant acknowledges receipt of a copy of the Plan and the Agreement and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Award subject to all of the terms and provisions hereof and thereof. The Participant has reviewed this Notice, the Agreement and the Plan in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Notice and fully understands all provisions of this Notice, the Agreement and the Plan.

The Participant further acknowledges that, from time to time, the Company may be in a "blackout period" and/or subject to applicable federal securities laws that could subject the Participant to liability for engaging in any transaction involving the sale of the Company's Shares. The Participant further acknowledges and agrees that, prior to the sale of any Shares acquired under this Award, it is the Participant's responsibility to determine whether or not such sale of Shares will subject the Participant to liability under insider trading rules or other applicable federal securities laws.

By signing below (or by providing an electronic signature) and accepting the grant of the Award, the Participant: (i) consents to access electronic copies (instead of receiving paper copies) of this Notice, the Agreement, the Plan and the Plan prospectus (collectively, the "Plan Documents") via the Company's intranet; (ii) represents that the Participant has access to the Company's intranet; (iii) acknowledges receipt of electronic copies, or that the Participant is already in possession of paper copies of the Plan Documents; and (iv) acknowledges that the Participant is familiar with and accepts the Award subject to the terms and provisions of the Plan Documents.

The Participant hereby agrees that all questions of interpretation and administration relating to this Agreement and the Plan shall be resolved by the Committee (acting as the Administrator under the Plan) in accordance with Section 16 of the Agreement. The Participant further agrees to the arbitration and venue selection provisions in Section 17 of the Plan. The Participant further agrees to notify the Company upon any change in his or her residence address indicated in this Notice.

Date: _____

_____
Participant's Signature

_____
Participant' Printed Name

_____
Address

_____
City, State & Zip

NATURAL GAS SERVICES GROUP, INC.
1998 STOCK OPTION PLAN

(as amended by the Board of Directors on May 9, 2006 (approved by the Stockholders on June 20, 2006) and as amended by the Board of Directors on April 15, 2009, subject to Stockholder approval)

1.   **Purposes of this Plan.** The purposes of this 1998 Stock Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants and to promote the success of the Company's business. Options granted hereunder may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or "nonstatutory stock options," at the discretion of the Board and as reflected in the terms of the written stock option agreement.

2.   **Definitions.** As used herein, the following definitions shall apply:

        a.   "Board" shall mean the Committee, if one has been appointed, or the Board of Directors of the Company if no Committee is appointed.

        b.   "Code" shall mean the Internal Revenue Code of 1986, as amended.

        c.   "Common Stock" shall mean the $0.01 par value common stock of the Company.

        d.   "Company" shall mean Natural Gas Services Group, Inc., a Colorado corporation.

        e.   "Committee" shall mean the Committee appointed by the Board in accordance with paragraph (a) of Section 4 of this Plan, if one is appointed, or the Board if no committee is appointed.

        f.   "Consultant" shall mean any person who is engaged by the Company or by any Parent or Subsidiary to render consulting services and is compensated for such consulting services, but does not include a director of the Company who is compensated for services as a director only with the payment of a director's fee by the Company.

        g   "Continuous Status as an Employee" shall mean the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of sick leave, military leave, or any other leave of absence approved by the Board, provided that such leave is for a period of not more than 90 days or reemployment upon the expiration of such leave is guaranteed by contract or statute.

        h.   "Employee" shall mean any person, including officers and directors, employed by the Company or by any Parent or Subsidiary. The payment of a director's fee by the Company shall not be sufficient to constitute "employment" by the Company.

        i.   "Incentive Stock Option" shall mean an Option which is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and which shall be clearly identified as such in the written Stock Option Agreement provided by the Company to each Optionee granted an Incentive Stock Option under this Plan.

        j.   "Non-Employee Director" shall mean a director who:

                (i)   Is not currently an officer (as defined in Section 16a-1(1) of the Securities Exchange Act of 1934, as amended) of the Company or of a Parent or Subsidiary or otherwise currently employed by the Company or by a Parent or Subsidiary.

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(ii)   Does not receive compensation, either directly or indirectly, from the Company or from a Parent or Subsidiary, for services rendered as a Consultant or in any capacity other than as a director, except for an amount that does not exceed the dollar amount for which disclosure would be required pursuant to Item 404(a) of Regulation S-K adopted by the United States Securities and Exchange Commission.

(iii)   Does not possess an interest in any other transaction for which disclosure would be required pursuant to Item 404(a) of Regulation S-K adopted by the United States Securities and Exchange Commission.

k.   "Nonstatutory Stock Option" shall mean an Option granted under this Plan which does not qualify as an Incentive Stock Option and which shall be clearly identified as such in the written Stock Option Agreement provided by the Company to each Optionee granted a Nonstatutory Stock Option under this Plan. To the extent that the aggregate fair market value of Optioned Stock to which Incentive Stock Options granted under Options to an Employee are exercisable for the first time during any calendar year (under this Plan and all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options under this Plan. The aggregate fair market value of the Optioned Stock shall be determined as of the date of grant of each Option and the determination of which Incentive Stock Options shall be treated as qualified incentive stock options under Section 422 of the Code and which Incentive Stock Options exercisable for the first time in a particular year in excess of the $100,000 limitation shall be treated as Nonstatutory Stock Options shall be determined based on the order in which such Options were granted in accordance with Section 422(d) of the Code.

l.   "Option" shall mean an Incentive Stock Option, a Nonstatutory Stock Option or both as identified in a written Stock Option Agreement representing such stock option granted pursuant to this Plan.

m.   "Optioned Stock" shall mean the Common Stock subject to an Option.

n.   "Optionee" shall mean an Employee or other person who is granted an option.

o.   "Parent" shall mean a "parent corporation" of the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

p.   "Plan" shall mean this 1998 Stock Option Plan.

q.   "Share" shall mean a share of the Common Stock of the Company, as adjusted in accordance with Section 11 of this Plan.

r.   "Stock Option Agreement" shall mean the agreement to be entered into between the Company and each Optionee which shall set forth the terms and conditions of each Option granted to each Optionee, including the number of Shares underlying such Option and the exercise price of each Option granted to such Optionee under such agreement.

s.   "Subsidiary" shall mean a "subsidiary corporation" of the Company, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.   **Stock Subject to this Plan.**   Subject to the provisions of Section 11 of this Plan, the maximum aggregate number of Shares which may be optioned and sold under this Plan is 750,000 shares of Common Stock. The Shares may be authorized, but unissued, or reacquired Common Stock. If an Option should expire or become unexercisable for any reason without having been exercised in full, the unpurchased Shares which were subject thereto shall, unless this Plan shall have been terminated, become available for future grant under this Plan.

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4. **Administration of this Plan.**

a.   *Procedure.* This Plan shall be administered by the Board or a Committee appointed by the Board consisting of two or more Non-Employee Directors to administer this Plan on behalf of the Board, subject to such terms and conditions as the Board may prescribe.

(i)   Once appointed, the Committee shall continue to serve until otherwise directed by the Board (which for purposes of this paragraph (a)(i) of this Section 4 shall be the Board of Directors of the Company). From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer this Plan.

(ii)   Members of the Board who are granted, or have been granted, Options may vote on any matters affecting the administration of this Plan or the grant of any Options pursuant to this Plan.

b.   *Powers of the Board.* Subject to the provisions of this Plan, the Board shall have the authority, in its discretion:

(i)   To grant Incentive Stock Options, in accordance with Section 422 of the Code, and Nonstatutory Stock Options or both as provided and identified in a separate written Stock Option Agreement to each Optionee granted such Option or Options under this Plan; provided however, that in no event shall an Incentive Stock Option and a Nonstatutory Stock Option granted to any Optionee under a single Stock Option Agreement be subject to a "tandem" exercise arrangement such that the exercise of one such Option affects the Optionee's right to exercise the other Option granted under such Stock Option Agreement;

(ii)   To determine, upon review of relevant information and in accordance with Section 8(b) of this Plan, the fair market value of the Common Stock;

(iii)   To determine the exercise price per Share of Options to be granted, which exercise price shall be determined in accordance with Section 8(a) of this Plan;

(iv)   To determine the Employees or other persons to whom, and the time or times at which, Options shall be granted and the number of Shares to be represented by each Option;

(v)   To interpret this Plan;

(vi)   To prescribe, amend and rescind rules and regulations relating to this Plan;

(vii)   To determine the terms and provisions of each Option granted (which need not be identical) and, with the consent of the holder thereof, modify or amend each Option;

(viii)   To accelerate or defer (with the consent of the Optionee) the exercise date of any Option, consistent with the provisions of Section 7 of this Plan;

(ix)   To authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Option previously granted by the Board; and

(x)   To make all other determinations deemed necessary or advisable for the administration of this Plan.

c.   *Effect of Board's Decision.* All decisions, determinations and interpretations of the Board shall be final and binding on all Optionees and any other permissible holders of any Options granted under this Plan.

5. **Eligibility.**

a. *Persons Eligible.* Options may be granted to any person selected by the Board. Incentive Stock Options may be granted only to Employees. An Employee, who is also a director of the Company, its Parent or a Subsidiary, shall be treated as an Employee for purposes of this Section 5. An Employee or other person who has been granted an Option may, if he is otherwise eligible, be granted an additional Option or Options.

b. *No Effect on Relationship.* This Plan shall not confer upon any Optionee any right with respect to continuation of employment or other relationship with the Company nor shall it interfere in any way with his right or the Company's right to terminate his employment or other relationship at any time.

6. **Term of Plan.** This Plan, as amended, became effective on June 21, 2006. It shall continue in effect until March 1, 2016, unless sooner terminated under Section 13 of this Plan.

7. **Term of Option.** The term of each Option shall be 10 years from the date of grant thereof or such shorter term as may be provided in the Stock Option Agreement. However, in the case of an Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, if the Option is an Incentive Stock Option, the term of the Option shall be five years from the date of grant thereof or such shorter time as may be provided in the Stock Option Agreement.

8. **Exercise Price and Consideration.**

a. *Exercise Price.* The per Share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Board, but the per Share exercise price under an Incentive Stock Option shall be subject to the following:

(i) If granted to an Employee who, at the time of the grant of such Incentive Stock Option, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall not be less than 110% of the fair market value per Share on the date of grant.

(ii) If granted to any other Employee, the per Share exercise price shall not be less than 100% of the fair market value per Share on the date of grant.

b. *Determination of Fair Market Value.* The fair market value per Share on the date of grant shall be determined as follows:

(i) If the Common Stock is listed on the New York Stock Exchange, the American Stock Exchange or such other securities exchange designated by the Board, or admitted to unlisted trading privileges on any such exchange, or if the Common Stock is quoted on a National Association of Securities Dealers, Inc. system that reports closing prices, the fair market value shall be the closing price of the Common Stock as reported by such exchange or system on the day the fair market value is to be determined, or if no such price is reported for such day, then the determination of such closing price shall be as of the last immediately preceding day on which the closing price is so reported;

(ii) If the Common Stock is not so listed or admitted to unlisted trading privileges or so quoted, the fair market value shall be the average of the last reported highest bid and the lowest asked prices quoted on the National Association of Securities Dealers, Inc. Automated Quotations System or, if not so quoted, then by the National Quotation Bureau, Inc. on the day the fair market value is determined; or

(iii)   If the Common Stock is not so listed or admitted to unlisted trading privileges or so quoted, and bid and asked prices are not reported, the fair market value shall be determined in such reasonable manner as may be prescribed by the Board.

c.   *Consideration and Method of Payment.* The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Board and may consist entirely of cash, check, other shares of Common Stock having a fair market value on the date of exercise equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, or any combination of such methods of payment, or such other consideration and method of payment for the issuance of Shares to the extent permitted under the Colorado Business Corporation Act.

9.   **Exercise of Option.**

a.   *Procedure for Exercise: Rights as a Shareholder.* Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Board, including performance criteria with respect to the Company and/or the Optionee, and as shall be permissible under the terms of this Plan.

An Option may not be exercised for a fraction of a Share.

An option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Stock Option Agreement by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company. Full payment, as authorized by the Board, may consist of a consideration and method of payment allowable under Section 8(c) and this Section 9(a) of this Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of the duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 11 of this Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of this Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

b.   *Termination of Status as an Employee.* In the case of an Incentive Stock Option, if any Employee ceases to serve as an Employee, he may, but only within such period of time not exceeding three months as is determined by the Board at the time of grant of the Option after the date he ceases to be an Employee of the Company, exercise his Option to the extent that he was entitled to exercise it at the date of such termination. To the extent that he was not entitled to exercise the Option at the date of such termination, or if he does not exercise such Option (which he was entitled to exercise) within the time specified herein, the Option shall terminate.

c.   *Disability of Optionee.* In the case of an Incentive Stock Option, notwithstanding the provisions of Section 9(b) above, in the event an Employee is unable to continue his employment with the Company as a result of his total and permanent disability (as defined in Section 22(e)(3) of the Code), he may, but only within such period of time not exceeding 12 months as is determined by the Board at the time of grant of the Option from the date of termination, exercise his Option to the extent he was entitled to exercise it at the date of such termination. To the extent that he was not entitled to exercise the Option at the date of termination, or if he does not exercise such Option (which he was entitled to exercise) within the time specified herein, the Option shall terminate.

d.   *Death of Optionee.* In the case of an Incentive Stock Option, in the event of the death of the Optionee:

(i)   During the term of the Option if the Optionee was at the time of his death an Employee and had been in Continuous Status as an Employee or Consultant since the date of grant of the Option, the Option may be exercised, at any time within 12 months following the date of death, by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent that the right to exercise would have accrued had the Optionee continued living and remained in Continuous Status as an Employee 12 months after the date of death; or

(ii)   Within such period of time not exceeding three months as is determined by the Board at the time of grant of the Option after the termination of Continuous Status as an Employee, the Option may be exercised, at any time within 12 months following the date of death, by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent that the right to exercise had accrued at the date of termination.

10.   **Nontransferability of Options.** Unless permitted by the Code, in the case of an Incentive Stock Option, the Option may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

11.   **Adjustments Upon Changes in Capitalization or Merger.** Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Option, and the number of Shares which have been authorized for issuance under this Plan but as to which no Options have yet been granted or which have been returned to this Plan upon cancellation or expiration of any Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.

In the event of the proposed dissolution or liquidation of the Company, the Option will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board. The Board may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Board and give each Optionee the right to exercise his Option as to all or any part of the Optioned Stock, including Shares as to which the Option would not otherwise be exercisable. In the event of the proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another entity in a transaction in which the Company is not the survivor, the Option shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the Board determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, that the Optionee shall have the right to exercise the Option as to all of the Optioned Stock, including Shares as to which the Option would not otherwise be exercisable. If the Board makes an Option fully exercisable in lieu of assumption or substitution in the event of such a merger or sale of assets, the Board shall notify the Optionee that the Option shall be fully exercisable for a period of 30 days from the date of such notice, and the Option will terminate upon the expiration of such period.

12.   **Time of Granting Options.** The date of grant of an Option shall, for all purposes, be the date on which the Board makes the determination granting such Option. Notice of the determination shall be given to each Employee or other person to whom an Option is so granted within a reasonable time after the date of such grant. Within a reasonable time after the date of the grant of an Option, the Company shall enter into and deliver to each Employee or other person granted such Option a written Stock Option Agreement as provided in Sections 2(r) and 16 hereof, setting forth the terms and conditions of such Option and

separately identifying the portion of the Option which is an Incentive Stock Option and/or the portion of such Option which is a Nonstatutory Stock Option.

13. **Amendment and Termination of this Plan.**

    a. *Amendment and Termination.* The Board may amend or terminate this Plan from time to time in such respects as the Board may deem advisable; provided that, the following revisions or amendments shall require approval of the shareholders of the Company in the manner described in Section 17 of this Plan:

        (i) Any change in the designation of the class of Employees eligible to be granted Incentive Stock Options; or

        (ii) Any material amendment under this Plan that would have to be approved by the shareholders of the Company for the Board to continue to be able to grant Incentive Stock Options under this Plan.

    b. *Effect of Amendment or Termination.* Any such amendment or termination of this Plan shall not affect Options already granted and such Options shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Optionee and the Board, which agreement must be in writing and signed by the Optionee and the Company.

14. **Conditions Upon Issuance of Shares.** Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, applicable state securities laws, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of legal counsel for the Company with respect to such compliance.

    As a condition to the existence of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares and such other representations and warranties which in the opinion of legal counsel for the Company, are necessary or appropriate to establish an exemption from the registration requirements under applicable federal and state securities laws with respect to the acquisition of such Shares.

15. **Reservation of Shares.** The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of this Plan. Inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's legal counsel to be necessary for the lawful issuance and sale of any Share hereunder, shall relieve the Company of any liability relating to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16. **Stock Option Agreement.** Each Option granted to an Employee or other persons shall be evidenced by a written Stock Option Agreement in such form as the Board shall approve.

17. **Shareholder Approval.** Continuance of this Plan, as amended, shall be subject to approval by the shareholders of the Company on or before July 31, 2006.

18. **Information to Optionees.** The Company shall provide to each Optionee, during the period for which such Optionee has one or more Options outstanding, copies of all annual reports and other information which are provided to all shareholders of the Company. The Company shall not be required to provide such information if the issuance of Options under this Plan is limited to key employees whose duties in connection with the Company assure their access to equivalent information.

19.	**Gender.** As used herein, the masculine, feminine and neuter genders shall be deemed to include the others in all cases where they would so apply.

20.	**CHOICE OF LAW.** ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS PLAN AND THE INSTRUMENTS EVIDENCING OPTIONS WILL BE GOVERNED BY THE INTERNAL LAW, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF COLORADO.

Stephen C. Taylor, Chairman of the Board,
President and Chief Executive Officer

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